2003 Annual Report




Digital Consumer
Internet Computing
Wireless Communications
Networking



Silicon Storage Technology, Inc.

Fellow Stockholders:



2003 was an inflection point for SST. While market conditions in the first half of the year remained stagnant, we began to see signs of a strong recovery building in the second half. Booking activities in the fourth quarter reached their highest level since year 2000, largely due to strength in digital consumer and Internet computing. Unit shipments in the fourth quarter once again set a new record for the company, increasing 17 percent from the third quarter of 2003. For the year, SST's unit shipments grew by 22 percent over 2002 to 350 million units in 2003. By the end of 2003, we were shipping at a rate of 1.2 million units per day.

Our licensing strategy continued to produce excellent results for SST. Licensing revenue in 2003 totaled $38.5 million, an increase of 26 percent from the prior year. Not only has this strategy helped SST penetrate virtually every segment of consumer, computing and communications applications, it has allowed us to put in place essential capacity agreements to support our future growth.

On the product front, we are continuing the transition from 0.33-micron to a lower cost 0.25-micron technology for our 4Mbit and below low-density products. We are also transitioning to the second-generation SuperFlash technology for our 8Mbit and above products. We have successfully brought up Sanyo, TSMC, Vanguard and Grace for producing our second-generation SuperFlash technology products at 0.25-micron or 0.18-micron level. Over the next few quarters, more products ranging from 16Mbit to 128Mbit are expected to be taped out and verified using this second-generation SuperFlash technology. We are very excited about the prospect of these new high density NOR products and believe that they will expand the market for our products into areas where SST has virtually zero presence today. We also believe that they will play a major role in driving our revenue growth in 2004 and 2005.

During the fourth quarter, we were very pleased to announce our partnership with Powerchip Semiconductor to develop our third-generation SuperFlash technology. The new self-aligned, third-generation SuperFlash technology is based on a leading edge 0.11-micron process technology. Once established, we expect to scale it down to 90 and 65 nanometer nodes. In 2003, we have verified the new-generation SuperFlash memory cell structure and electrical data. Our plan is to complete the technology development in 2004 in order for volume production of a 2Gbit product for mass data storage applications sometime in 2005. Our third-generation SuperFlash technology is a critical element in enabling NOR flash memory to achieve the densities and speeds required to effectively compete in the data storage and other high-density markets that traditionally have been addressed by flash memories with NAND architecture. Through our development partnership with Powerchip Semiconductor, we believe we will be able to extend our cost-effective, scalable technology to deep sub-micron levels and deliver the density and performance our customers will need for the next wave of consumer and communication products. We also believe the flash data storage market will become a bigger market than DRAM. By teaming up with Powerchip Semiconductor and leveraging our third-generation SuperFlash technology, we are committed to becoming a major player in the high-density data storage market.

We are very proud of our achievements in 2003, including returning the company to a solid ground of profitability. We are also energized by our prospects for 2004. We believe 2004 will be a year of strong growth for the industry and SST is well positioned to benefit from this growth. To realize our potential, our focus in the coming year will be threefold: First, we expect to complete the transition of our current products to smaller geometries. This should allow us to further lower our manufacturing costs and to make our products even more competitive in the marketplace. Second, we expect to continue to bring new second-generation SuperFlash-based, higher density products to market. These products will allow us to expand into areas where SST has virtually no presence today. We believe that they will be a significant driver of our revenue growth over the next two years. Finally, we expect to execute the development of our new fully self-aligned third-generation SuperFlash technology based on leading edge 0.11-micron process technology. This new technology will give us access to data storage applications that have traditionally been addressed by flash memories with NAND architecture.

Having achieved our 2003 goals of reducing our costs, improving our operating efficiency and investing strategically in the development of next-generation SuperFlash technologies, we are ready to take the company to its next level of success. We believe that our exciting product and technology roadmap coupled with continued fiscal discipline and a strengthening market will position us for strong growth in 2004.

On behalf of all of us at SST, we thank you for your continued support.

Sincerely,

Bing Yeh
President and CEO

SILICON STORAGE TECHNOLOGY, INC.

1171 Sonora Court
Sunnyvale, California 94086

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2004

TO THE SHAREHOLDERS OF SILICON STORAGE TECHNOLOGY, INC.:

Notice Is Hereby Given that the 2004 Annual Meeting of Shareholders of Silicon Storage Technology, Inc., a California corporation, will be held on Friday, June 4, 2004 at 8:00 a.m., Pacific Time, at our offices located at 1020 Kifer Road, Sunnyvale, California 94086 for the following purposes:

1. To elect five directors to serve for the ensuing year and until their successors are elected.

2. To approve an amendment to our Bylaws, to increase the authorized number of directors from the current range of three to five directors to a range of five to seven directors.

3. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2004.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 20, 2004, as the record date for the determination of shareholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



JACK K. LAI
Secretary

Sunnyvale, California
May 7, 2004

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. SHARES MAY ALSO BE VOTED ELECTRONICALLY VIA THE INTERNET. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

SILICON STORAGE TECHNOLOGY, INC.

1171 Sonora Court
Sunnyvale, California 94086

PROXY STATEMENT
FOR 2004 ANNUAL MEETING OF SHAREHOLDERS

June 4, 2004

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors of Silicon Storage Technology, Inc., a California corporation, for use at the Annual Meeting of Shareholders to be held on Friday, June 4, 2004 at 8:00 a.m., Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our offices located at 1020 Kifer Road, Sunnyvale, California 94086. We intend to mail this proxy statement, accompanying proxy card, and our 2003 Annual Report on Form 10-K on or about May 7, 2004, to all shareholders entitled to vote at the Annual Meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote your proxy electronically. Please refer to the enclosed voting form for instructions.

SOLICITATION

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, or personal solicitation by directors, officers, or other regular employees. No additional compensation will be paid to our directors, officers, or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

Only holders of record of our common stock at the close of business on April 20, 2004 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 20, 2004 we had outstanding and entitled to vote 95,933,101 shares of common stock.

Each holder of record of our common stock on such date will be entitled to one vote for each share held on all matters to be voted upon. With respect to the election of directors, shareholders may exercise cumulative voting rights. Under cumulative voting, each holder of common stock will be entitled to five votes for each share held. Each shareholder may give one candidate, who has been nominated prior to voting, all the votes such shareholder is entitled to cast or may distribute such votes among as many such candidates as such shareholder chooses. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes. Unless the proxyholders are otherwise instructed, shareholders, by means of the accompanying proxy, will grant the proxyholders discretionary authority to cumulate votes.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by shareholders present at the meeting or by proxy. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. Abstentions and broker non-votes are counted towards a quorum but are not counted for any purposes in determining whether a matter is approved.

VOTING VIA THE INTERNET OR BY TELEPHONE

Shareholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The telephone and Internet voting procedures below are designed to authenticate shareholders' identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders' instructions have been recorded properly. Shareholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

For Shares Registered in Your Name

Shareholders of record may go to http://www.voteproxy.com to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The shareholder will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen, and the shareholder will be prompted to submit or revise them as desired.

For Shares Registered in the Name of a Broker or Bank

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the Nasdaq Stock Market, Inc., or Nasdaq, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' web site at http://www.proxyvote.com.

General Information for All Shares Voted via the Internet or by Telephone

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 3, 2004. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

REVOCABILITY OF PROXIES

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with our Corporate Secretary at our principal executive offices, 1171 Sonora Court, Sunnyvale, California 94086, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

SHAREHOLDER PROPOSALS

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, proposals of shareholders that are intended to be presented at our 2005 Annual Meeting of Shareholders must be received by us not later than January 9, 2005 in order to be included in the Proxy Statement and proxy relating to the 2005 Annual Meeting of Shareholders. Pursuant to our bylaws, shareholders who wish to bring matters or propose nominees for director at our 2005 Annual Meeting of Shareholders must provide specified information to us between January 5, 2005 and February 4, 2005. Shareholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice shareholder proposals and director nominations.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Registered and beneficial shareholders now have the option to receive shareholder material electronically. By signing up for electronic delivery of shareholder material such as the Annual Report and Proxy Statement, shareholders will receive e-mail notification as soon as the shareholder material becomes available online without having to wait for the material to arrive in the mail. To sign up for electronic delivery of our future annual reports and proxy statements, please visit our web site at http://www.sst.com/investors/edelivery.xhtml. Shareholder enrollment will be effective until cancelled. Shareholders may call Silicon Storage Technology, Inc., or SST, Investor Relations at (408) 735-9110 for questions about electronic delivery.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as householding, potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker, or direct your written request to SST Investor Relations, via facsimile at (408) 735-9036. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

PROPOSAL 1

ELECTION OF DIRECTORS

There are five nominees for the five Board positions presently authorized in our bylaws. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently one of our directors, all five having been elected by the shareholders. It is our policy to invite nominees for directors to attend the Annual Meeting. All of the nominees for election as a director at the 2003 Annual Meeting attended such meeting.

Shares represented by the executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and we have no reason to believe that any nominee will be unable to serve.

The candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected to our Board of Directors. The names of the nominees and certain information about them are set forth below:

Name	Age	Position
Bing Yeh	53	President, Chief Executive Officer and Chairman of the Board
Yaw Wen Hu..........................	54	Executive Vice President and Chief Operating Officer
Tsuyoshi Taira	65	Director
Yasushi Chikagami................	65	Director
Ronald Chwang...................	55	Director

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. In April 2004, he was appointed Chairman of the Board of Directors. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics at, and earned an Engineer degree from, Stanford University. Mr. Yeh holds a M.S. and a B.S. in Physics from National Taiwan University.

Yaw Wen Hu, Ph.D., joined us in July 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. In April 2004, he was promoted to Executive Vice President and Chief Operating Officer. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and a M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Tsuyoshi Taira has been a member of our board of directors since July 1993. Mr. Taira served as president of Sanyo Semiconductor Corporation from 1986 to 1993. Mr. Taira was chairman of the Sanyo Semiconductor Corporation from 1993 to 1996. Mr. Taira left the Sanyo Semiconductor Corporation in August 1996. Mr. Taira currently owns and runs a marketing and management consulting company, Tazan International, *Inc. Mr.* Taira holds a B.S. from Tokyo Metropolitan University.

Yasushi Chikagami has been a member of our board of directors since September 1995. Mr. Chikagami has been chairman of Arise, Inc. since 2000. Mr. Chikagami has also served as director of World Peace Group International Ltd. since 2002 and Trident Microsystems, Inc. since 1993 and Integrated Silicon Solution Inc. since 1999. Mr. Chikagami holds a B.S. in Agricultural Engineering from Taiwan University and a M.S. in engineering from University of Tokyo.

Ronald Chwang, Ph.D., has been a member of our board of directors since June 1997. Dr. Chwang has been the Chairman and President of Acer Technology Ventures, America, a venture capital management company, since 1997. Dr. Chwang currently serves actively on the board of directors of several private companies. He also serves on the board of ALi Corporation (previously called Acer Laboratories Inc.), Ambit Microsystems Corp. in Taiwan and ATI Technologies Inc. in Canada since February 2003. From 1986 to 1997, Dr. Chwang was with various Acer entities, serving in executive positions leading business units engaged in ASIC products, computer peripherals, and Acer-Altos server system, including from 1992 to 1997 as president and chief executive officer of Acer America Corporation. Before joining the Acer entities, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada. Dr. Chwang holds a B.S. in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under Nasdaq listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board consults with our counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and SST, our senior management and our independent auditors, the Board has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Yeh, our President, Chief Executive Officer and Chairman of the Board, and Mr. Hu, our Executive Vice President and Chief Operating Officer.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

In April 2004, the Board of Directors documented the governance practices followed by us by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The policies are also intended to align the interests of directors and management with those of our shareholders. The Corporate Governance Policies set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Policies were adopted by the Board to, among other things, reflect changes to the Nasdaq listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Policies, as well as the charters for each committee of the Board, may be viewed at www.sst.com.

As required under new Nasdaq listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. Dr. Chwang has been appointed our Lead Independent Director and will preside over such executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Silicon Storage Technology, Inc. at 1171 Sonora Court, Sunnyvale, California 94086. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The following table provides membership and meeting information for fiscal 2003 for each of these Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance[1]	Stock Option Committee[2]
Bing Yeh	—	X[3]	—	—
Yaw Wen Hu	—	—	—	—
Tsuyoshi Taira	X	X*	X	X
Yasushi Chikagami	X	X	X	X
Ronald Chwang	X*	X	X	X
Total meetings in 2003	4	3	0	3

---

* Committee Chairperson

1 The Nominating and Corporate Governance Committee was formed in April 2004.

2 The Stock Option Committee was dissolved in April 2004.
3 Resigned as a member of the Compensation Committee in April 2004.

Below is a description of each committee of the Board of Directors. Each committee has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to SST.

Audit Committee

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions:

- evaluates the performance of and assesses the qualifications of the independent auditors;
- determines and approves the engagement of the independent auditors;
- determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;
- reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent auditors on our audit engagement team as required by law;
- confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in our Annual Report on Form 10-K; and
- discusses with management and the independent auditors the results of the annual audit and the results of their review of our quarterly financial statements.

Three directors currently comprise the Audit Committee: Messrs. Taira, Chikagami and Chwang. The Audit Committee met four times during 2003. The Audit Committee has adopted a written Audit Committee Charter that is attached as Appendix A to these proxy materials.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). We currently do not have an audit committee financial expert as defined in Item 401(h) of Regulation S-K. At this time, the Board believes that the interests of our shareholders are best served through the identification and recruitment of board members who possess a wide range of business, operational and scientific experience in the semiconductor industry.

Compensation Committee

The Compensation Committee of the Board of Directors:

- reviews and approves the overall compensation strategy and policies for SST;
- reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;
- determines the compensation and other terms of employment of our Chief Executive Officer;
- reviews and approves the compensation and other terms of employment of the other executive officers and senior management; and

- administers our stock option and employee stock purchase plans, bonus plans, and similar programs.

Three directors comprise the Compensation Committee: Messrs. Taira, Chikagami and Chwang. Mr. Yeh resigned from the Compensation Committee in April 2004. All members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met three times during 2003.

Until April 2004, we had a Stock Option Committee comprised of Messrs. Taira, Chikagami and Chwang. The Stock Option Committee was responsible for granting stock options and other awards to our executive officers. Due to the adoption of amendments to Rules 4200 and 4350(c) of the Nasdaq listing standards, Mr. Yeh resigned from the Compensation Committee and the Stock Option Committee was dissolved by the Board of Directors.

We also have a Non-Officer Stock Award Committee that grants stock awards pursuant to the 1995 Equity Incentive Plan to employees who are not executive officers. The grants must be in accordance with guidelines adopted by the Compensation Committee. Except as approved by the Compensation Committee, the grants must not exceed 36,000 shares to any individual. This committee has one member: Mr. Yeh, who is our President and Chief Executive Officer.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors:

- identifies, reviews and evaluates candidates to serve as directors of the Company (consistent with criteria approved by the Board);
- reviews and evaluates incumbent directors;
- recommends candidates to the Board for election to the Board;
- makes recommendations to the Board regarding membership on committees of the Board;
- assesses the performance of the Board; and
- reviews and assesses our corporate governance principles.

Our Nominating and Corporate Governance Committee charter can be found on our corporate website at http://www.sst.com. Three directors comprise the Nominating and Corporate Governance Committee: Messrs. Taira, Chikagami and Chwang. All members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee was formed in April 2004.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of SST, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our shareholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of SST and the long-term interests of shareholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and SST, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to SST during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a shareholder or shareholders holding more than 5% of our voting stock.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a shareholder or not. Shareholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 1171 Sonora Court, Sunnyvale, California 94086, attention: Nominating and Corporate Governance Committee, at least 120 days prior to the anniversary date of the mailing of the our proxy statement for the last annual meeting of shareholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating shareholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met six times during the last fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board of Directors, and all directors attended at least 75% of the aggregate of the meetings of the committees on which they served, held during the period for which they were a director or committee member, respectively, except as follows. Mr. Taira attended two out of the four meetings of the Audit Committee, one out of the three meetings of the Compensation Committee and one out of the three meetings of the Stock Option Committee held during the period for which he was a committee member, respectively. Mr. Chikagami attended two out of the three meetings of the Compensation Committee held during the period for which he was a committee member.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has adopted a formal process by which shareholders may communicate with the Board of Directors or any of its directors. Shareholders who wish to communicate with the Board of Directors may do so by sending written communications addressed to our Corporate Secretary at 1171 Sonora Court, Sunnyvale, California 94086. All communications will be compiled by our Corporate Secretary and submitted to the Board of Directors or the individual directors on a periodic basis.

CODE OF CONDUCT

We have adopted the Silicon Storage Technology, Inc. Code of Conduct that applies to all of our officers, directors and employees. The Code of Conduct is available on our website at http://www.sst.com. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

PROPOSAL 2

AMENDMENT OF OUR BYLAWS

Our Bylaws currently provide that the authorized number of directors shall be fixed from time to time within a range of three to five directors by either resolution of the Board or the affirmative vote of a majority of the shareholders at a duly held shareholder meeting by written consent of the shareholders.

In considering recent corporate governance requirements, the Board concluded that it was desirable to increase the number of directors authorized to serve on the Board. The Board has adopted an amendment to Article IV, Section 19 of the Bylaws which, subject to shareholder approval, increases the authorized number of directors from the current range of three to five directors to a range of five to seven directors. The Board believes that this amendment is in the best interests of SST and our shareholders because it will enable us to identify, appoint and nominate for election, additional highly qualified individuals to serve as independent directors.

Proposed Amendment

The full text of the amended Article IV, Section 19 is as follows:

> "Section 19. Number of Directors. The authorized number of directors of the corporation shall be not less than a minimum of five (5) nor more than a maximum of seven (7) (which maximum number in no case shall be greater than two times said minimum, minus one). The exact number of directors shall be set within these limits from time to time (a) by approval of the Board of Directors, or (b) by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of shareholders pursuant to Section 13 herein above.
>
> Any amendment of these bylaws changing the maximum or minimum number of directors may be adopted only by the affirmative vote of a majority of the outstanding shares entitled to vote; provided, an amendment reducing the minimum number of directors to less than five (5), cannot be adopted if votes cast against its adoption at a meeting or the shares not consenting to it in the case of action by written consent are equal to more than 16-2/3 percent of the outstanding shares entitled to vote.
>
> No reduction of the authorized number of directors shall remove any director prior to the expiration of such director's term of office."

Vote Required

The affirmative vote of the holders of a majority of the issued and outstanding shares of common stock, whether or not present or represented by proxy and voting at the Annual Meeting, will be required for approval of the amendment to Article IV, Section 19 of our Bylaws.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2**

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2004, and the Board of Directors has directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited our financial statements since 1991. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors is not required by our bylaws or otherwise. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in our best interests and that of our shareholders.

PricewaterhouseCoopers LLP fees for the fiscal years ended December 31, 2002 and 2003 are as follows:

	2002	2003
Audit fees	$612,000	$623,000
Audit-related fees	$ --	$ --
Tax fees	$206,000	$113,000
All other fees	$ 5,000	$ 1,000
Total	$823,000	$737,000

Audit Fees: This category includes fees for the audit of our annual financial statements, review of the financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees: This category consists of assurance and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees."

Tax Fees: This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees: This category consists of fees for advise on compliance with certain foreign investment rules.

All of the fees for 2003 described above were pre-approved by the Audit Committee. The Audit Committee has determined the rendering of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting, which shares voting affirmatively also constitute at least a majority of the required quorum, at the Annual Meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been ratified.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services and has delegated authority to pre-approve all permissible non-audit services provided by PricewaterhouseCoopers LLP to Dr. Chwang. Dr. Chwang is required to inform the Audit Committee of such pre-approved permissible non-audit services at the next meeting of the Audit Committee following such pre-approval. PricewaterhouseCoopers LLP is required to periodically report to the Audit Committee regarding the extent of the services provided by PricewaterhouseCoopers LLP in accordance with this pre-approval, and the fees for the services performed to date.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of April 1, 2004 by:

- each of the officers listed in the Summary Compensation Table;
- each director;
- all of our officers and directors as a group; and
- all those known by us to be beneficial owners of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2004. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 95,917,351 shares of common stock outstanding on April 1, 2004. Unless otherwise indicated, the address of each of the individuals named below is: c/o Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

	Beneficial Ownership		
Name	Shares Issuable Pursuant to Options Exercisable Within 60 Days of April 1, 2004	Number of Shares (Including Number Shown in First Column)	Percentage of Total
Officers and Directors			
Bing Yeh (1)	362,501	11,122,501	11.6%
Yaw Wen Hu	355,220	1,183,210	1.2%
Michael Briner (2)	208,729	837,598	*
Isao Nojima	196,315	559,707	*
Derek Best	106,873	284,200	*
Tsuyoshi Taira	92,570	92,570	*
Yasushi Chikagami	92,931	159,300	*
Ronald Chwang	36,000	197,613	*
All officers and directors as a group (10 persons)	1,521,142	14, 729,764	15.4%
5% Stockholders			
Barclays Global Investors, N.A. (3)	-	5,217,953	5.4%

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Includes (1) 3,078,163 shares held by the Yeh Family Trust U/D/T dated August 14, 1995, of which Mr. Yeh and his wife are trustees, (2) 7,591,837 shares held by Golden Eagle Capital L.P. of which Mr. Yeh and his wife are general partners and (3) 90,000 shares held in an IRA account in the name of Bing Yeh. Mr. Yeh disclaims beneficial ownership of the shares held by Golden Eagle Capital L.P. except to the extent of his pecuniary interest therein.

(2) Includes 24,000 shares and 14,000 shares held by Tammy Briner, custodian of Jeffrey Daniel Briner and Katherine M. Briner under the Uniform TRFS to Minors Act/CA, respectively.

(3) Barclays Global Investors is located at 45 Fremont Street, San Francisco, CA 94105. Based solely on a Schedule 13G filed with the SEC on February 17, 2004 by Barclays Global Investors.

COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SECTION 16(A)

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us, during the year ended December 31, 2003, all Section 16(a) filing requirements applicable to our officers and directors were complied with.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (1)

The Audit Committee oversees SST's financial reporting process on behalf of the Board of Directors and is responsible for providing independent, objective oversight of SST's accounting functions and internal controls. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements contained in the 2003 Annual Report on Form 10-K with SST's management.

The Audit Committee met with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and reviewed and discussed the audited financial statements and other issues deemed significant by the auditors, including those required by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended. In addition, the Audit Committee discussed with the independent auditors their independence from management and SST, including the matters in the written disclosures required by the Independence Standards Board Standard and considered the compatibility of any non-audit services with the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission. The Audit Committee has selected, subject to shareholder ratification, PricewaterhouseCoopers LLP as SST's independent auditors for the year ending December 31, 2004.

Audit Committee

Ronald Chwang (Chairman)
Tsuyoshi Taira
Yasushi Chikagami

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(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report shall not be incorporated by reference into any such filings.

COMPENSATION

COMPENSATION OF DIRECTORS

Our directors do not currently receive any cash compensation from us for their service as members of our Board of Directors, although they are reimbursed for certain travel-related expenses in connection with attendance at Board and committee meetings in accordance with our policy.

Each of our non-employee directors receives stock option grants under our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. During 2003, we granted options under the Directors' Plan covering 18,000 shares to each of Messrs. Taira, Chikagami and Chwang at an exercise price of $4.41 per share based on the closing sale price reported on the Nasdaq National Market on the date of grant. The options are fully vested on the grant date.

COMPENSATION OF OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2003, 2002 and 2001, compensation awarded or paid to, or earned by our Chief Executive Officer and our four other most highly compensated officers at December 31, 2003. Amounts under the column "All Other Compensation" include matching contributions to 401(k) plans, patent awards, and amounts paid by us on behalf of the officers for supplemental life insurance.

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Securities Underlying Stock Options**	**All Other Compensation**
Bing Yeh......................................	2003	$ 392,700	$ -	30,000	$ 19,566
President and Chief Executive	2002	$ 392,700	$ -	30,000	$ 3,557
Officer	2001	$ 392,700	$151,999	45,000	$ 1,928
Yaw Wen Hu(1).............................	2003	$ 286,560	$ -	11,485	$ 4,513
Executive Vice President	2002	$ 286,560	$ -	12,059	$ 2,864
Chief Operating Officer	2001	$ 286,559	$115,109	17,454	$ 1,596
Michael Briner................................	2003	$ 251,984	$ -	10,196	$ 2,268
Senior Vice President, Application	2002	$ 246,330	$ -	11,529	$ 2,185
Specific Product Group	2001	$ 251,984	$ 90,530	50,047	$ 1,355
Derek Best	2003	$ 248,400	$604,900(2)	10,079	$ 1,867
Senior Vice President, Sales and	2002	$ 248,400	$ -	10,999	$ 2,166
Marketing	2001	$ 248,400	$ 84,839	15,649	$ 2,288
Isao Nojima (3)................................	2003	$ 214,593	$ -	8,438	$ 2,180
Senior Vice President, Standard	2002	$ 214,593	$ -	8,905	$ 1,644
Memory Product Group	2001	$ 214,593	$ 71,285	11,556	$ 3,539

(1) Mr. Hu was promoted to Executive Vice President and Chief Operating Officer in April 2004.

(2) During 2002, Mr. Best earned a cash bonus of $604,900 in recognition of his responsibilities and services during the year. The bonus was paid in January 2003.

(3) Mr. Nojima was promoted to Senior Vice President, Standard Memory Product Group, in April 2004.

STOCK OPTION GRANTS AND EXERCISES

The following tables show for the fiscal year ended December 31, 2003, information regarding options granted to, exercised by, and held at year end by the officers listed in the Summary Compensation Table above.

2003 Stock Option Grants

The exercise price of each option was equal to the fair market value of our common stock on the date of grant. Mr. Yeh's option was equal to 110% of the fair market value of our common stock on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

- multiplying the number of shares of common stock subject to a given option by 100% of the fair market value of our common stock on the date of grant;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and
- subtracting from that result the aggregate option exercise price.

The shares listed in the following table under "Number of Securities Underlying Option Granted" are subject to vesting. Each of the stock options listed in the table, except for Mr. Yeh's option, vests monthly over a one-year period beginning approximately two to four years from the date of grant. Mr. Yeh's option vests over a four-year period, 25% after one year and 2.083% per month thereafter. Each of the options has a ten-year term, except for Mr. Yeh's option which has a five-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

Percentages shown under "Percent of Total Options Granted in 2003" are based on 1,337,289 options granted to our employees and directors during 2003.

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted in 2003	Exercise Price	Expiration Date	5%	10%
Bing Yeh........	30,000 (1)	2.24%	$ 4.05	1/20/08	$ 19,461	$ 56,360
Yaw Wen Hu...	11,485 (2)	0.86%	$ 11.17	12/23/13	$ 80,679	$ 204,457
Michael Briner.	10,196 (3)	0.76%	$ 11.17	12/23/13	$ 71,624	$ 181,510
Derek Best...	10,079 (4)	0.75%	$ 11.17	12/23/13	$ 70,802	$ 179,427
Isao Nojima.....	8,438 (5)	0.63%	$ 11.17	12/23/13	$ 59,275	$ 150,214

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(1) Option vests as to 25% of the shares on January 20, 2004 and 2.083% per month thereafter for three years.
(2) Option vests monthly over a one-year period beginning on October 16, 2005.
(3) Option vests monthly over a one-year period beginning on November 23, 2005.
(4) Option vests monthly over a one-year period beginning on June 2, 2006.
(5) Option vests monthly over a one-year period beginning on March 15, 2006.

Aggregate Option Exercises in
2003 and December 31, 2003 Option Values

Amounts shown under the column "Value Realized" are based on the closing sales price of our common stock on the date of exercise as reported on the Nasdaq National Market less the exercise price. Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2003" are based on the closing price of our common stock on December 31, 2003, of $11.00, as reported on the Nasdaq National Market, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003 Exercisable / Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2003 Exercisable / Unexercisable
Bing Yeh.........	-	$ -	347,187 / 57,813	$72,668 / $235,373
Yaw Wen Hu....	20,000	$ 166,600	346,054 / 43,377	$2,013,782 / $183,301
Michael Briner..	127,200	$ 204,300	202,068 / 38,546	$1,340,575 / $155,220
Derek Best.......	30,000	$ 223,800	91,532 / 55,135	$38,846 / $183,187
Isao Nojima......	-	$ -	272,485 / 33,562	$1,893,291 / $141,028

Equity Compensation Plan Information

SST has three stockholder approved equity compensation plans: the 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Plan and 1995 Employee Stock Purchase Plan. The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	10,148,229	$7.79 (2)	8,508,676
Equity compensation plans not approved by security holders...........................	-	-	-
Total...........................	10,148,229	$7.79	8,508,676

(1) The plans included in this row include our 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Plan and 1995 Employee Stock Purchase Plan.
(2) Represents the weighted average exercise price of outstanding stock options only.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON COMPENSATION (1)

Our officer compensation program is administered by the Compensation Committee of the Board of Directors which is composed of Messrs. Taira, Chikagami and Chwang, and the Stock Option Committee which is composed of Messrs. Taira, Chikagami and Chwang. Mr. Yeh our President, Chief Executive Officer and Chairman of the Board, resigned from the Compensation Committee and the Stock Option Committee was dissolved in April 2004.

Our officer compensation program is designed to retain and reward officers who are responsible for leading us in achieving our business objectives. The compensation of our chief executive officer and other executive officers is established by the Compensation Committee.

COMPENSATION PHILOSOPHY

The objectives of our compensation program are to:

- align compensation with our business objectives and individual performance;
- motivate and reward high levels of performance;
- recognize and reward the achievement of team and individual goals; and
- enable us to attract, retain and reward officers who contribute to our long-term success.

Our officer compensation philosophy is to tie a significant portion of our compensation to our performance and attainment of team and individual goals and objectives by our officers and is based on the following:

- The Compensation Committee regularly compares our officer compensation practices with those of other companies in the semiconductor industry and other technology-related industries and sets our compensation guidelines based on this review. Our base annual salaries for our officers are generally in the low to mid-range of those paid to officers of companies with comparable revenue targets in high technology industries. The Compensation Committee seeks, however, to provide our officers with opportunities for higher compensation through profit sharing and stock options which, when we are profitable, places total compensation in the mid to upper-range of comparable companies.

- The Compensation Committee believes that an officer compensation program that ties profit sharing awards to performance and achievement of our stated goals serves both as an influential motivator to its officers and as an effective instrument for aligning their interests with those of our shareholders.

- The Compensation Committee also believes that a substantial portion of the compensation of our officers should be linked to the success of our stock in the marketplace. The linkage is achieved through our stock option program, which also serves to more fully align the interests of management with those of our shareholders.

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(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report and Performance Graph shall not be incorporated by reference into any such filings.

IMPLEMENTATION OF COMPENSATION PROGRAM

Annual compensation for our officers consists of four principal elements: salary, cash bonus, profit sharing and stock options.

The Compensation Committee sets the base annual salary and levels of compensation for officers by reviewing compensation for comparable positions in the market and the historical compensation levels of our officers. Currently, the base annual salaries of our officers are at levels which the Compensation Committee believes are generally in the low to mid-range of those of officers of companies with which we compare ourselves. The Compensation Committee members participate in the deliberations of the annual salaries for all officers. Increases in annual salaries are based on a review and evaluation of officer salary levels and the demonstrated capabilities of the officers in managing the key aspects of a fabless semiconductor company, including:

- corporate partnering, patent strategy and technology collaborations;
- research and development;
- market development and market penetration;
- financial matters, including attracting capital and financial planning; and
- human resources.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

As discussed below, Mr. Yeh is eligible to participate in the same officer compensation plans available to our other officers. The non-employee members of the Compensation Committee set Mr. Yeh's total annual compensation, including compensation derived from our profit sharing program, at a level it believes is appropriate in comparison with other chief executive officers at mid-sized companies in technology-related industries with comparable revenue targets.

Mr. Yeh earned $392,700 in 2003 as base salary. Effective March 1, 2004, his salary was increased to $450,000 annually. In determining Mr. Yeh's salary, the Compensation Committee reviewed various factors, including Mr. Yeh's contributions with respect to our return to profitability, the introduction of new products, the advancement of market development and diversification of market penetration, the development of corporate partnership strategy, and the refinement of our overall strategic direction. No profit sharing was earned by Mr. Yeh during 2003 due to the operating loss for the year. During 2003, Mr. Yeh was granted an option to purchase 30,000 shares of our common stock at an exercise price of $4.05, based on 110% of the closing price of our common stock as reported on the Nasdaq National Market on the date of grant. The option was granted in recognition of Mr. Yeh's performance and was intended to provide him with a continuing incentive to remain with SST and contribute to our success.

PROFIT SHARING AND CASH BONUS

During 2003, profit sharing was calculated for all employees, including officers but excluding employees in the sales department, twice using two pre-determined profit sharing-based formulas. The first formula allocates 10% of our operating profit to a profit sharing pool provided that we have met our twin profitability goals of both pre-tax profits and operating profits in excess of 10% of revenues. If pre-tax profits or operating profits are less than 10% of revenues, no allocation is made to profit sharing. The first formula is also reduced by a quality adjustment, which is calculated based on the percentage difference between gross product revenues and net product revenues, and then multiplied by five. The profit sharing pool to be distributed is reduced by this percentage. The second formula apportions some of the profit sharing pool, if any, to each employee based on the employee's length of employment, level of performance and base salary and the individual employee's compliance with our Management by Objective, or MBO, method to help employees with planning their work. An individual's profit sharing is subject to a 20% reduction if such employee fails to post his or her MBOs on our intranet by a specified time. No bonus is paid to an employee who has worked for us for less than six months. Level of performance is a numerical value assigned in performance reviews independently of the profit sharing program. We currently calculate bonuses based on our financial performance in the periods January 1 through

June 30 and July 1 through December 31. During 2003, a separate bonus plan was used for employees in the sales department, which is based on the achievement of pre-determined sales quotas and product design wins which generate minimum revenue thresholds. The sales bonus portion that relates to sales quotas is also subject to quality adjustment in the manner described above. The Senior Vice President of Sales & Marketing participates in our overall profit sharing plan but not in the sales bonus plan. Further, during 2002, Derek Best, our Senior Vice President of Sales & Marketing earned a cash bonus of $604,900 in recognition of his responsibilities and services during 2002. This bonus was paid in January 2003.

As we did not achieve our profitability requirements of the profit sharing plan for the periods January 1, 2003 through June 30, 2003 and July 1, 2003 through December 31, 2003, none of our officers, or any other employee, were eligible for profit sharing in 2003.

STOCK AWARDS

Total compensation at the officer level also includes long-term incentives offered by stock awards under the 1995 Equity Incentive Plan. Stock awards are designed to align the long-term interests of our employees with those of our shareholders and to assist in the retention of employees. The size of an individual stock award is generally intended to reflect the employee's position with, and his or her importance to us, and past and future anticipated contributions to our business, and how many years of future service for which the employee has non-vested options. It has been our practice to fix the exercise price of stock option grants at 100% of the fair market value per share on the date of grant. Options are generally subject to vesting over a four or five year period in order to encourage key employees to continue in our employ. As required under our 1995 Equity Incentive Plan, the exercise price of stock option grants for officers who own more than 10% of the shares of our outstanding stock is set at 110% of the fair market value on the date of grant.

The Compensation Committee administers the 1995 Equity Incentive Plan for our officers. The Board of Directors has delegated to the Non-Officers Stock Option Committee the administration of the 1995 Equity Incentive Plan for all of our other employees for option grants of not more than 36,000 shares per option grant. In January 1997, a stock replenishment program was approved by the Board of Directors whereby options may be granted on a smaller and more frequent basis to both our officers and employees in order to ensure that each eligible employee possesses non-vested options for four years of future service. We have granted, and intend to continue to grant, options to our officers on a routine basis as part of this stock replenishment program.

FEDERAL TAX CONSIDERATIONS

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of Section 162(m).

The Compensation Committee believes that, at the present time, it is quite unlikely that the compensation paid that may be subject to the deduction limit will exceed $1 million in a taxable year for any such executive whether or not the compensation qualifies as performance-based compensation. Therefore, the Compensation Committee has not established as a priority designing executive compensation packages specifically intended to avoid the Section 162(m) limitations. The Compensation Committee intends to continue to evaluate the effects of the statute and any applicable Treasury regulations and to grant compensation awards in the future in a manner consistent with SST's best interests.

Compensation Committee

Tsuyoshi Taira
Yasushi Chikagami
Ronald Chwang

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

The Compensation Committee of the Board of Directors is composed of Messrs. Taira, Chikagami and Chwang. Mr. Yeh resigned from the Compensation Committee in April 2004.

No current member of the Compensation Committee and none of our officers serve as a member of a compensation committee of any entity that has one or more officers serving as a member of our Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON

The following chart shows the total shareholder return of an investment of $100 in cash on December 31, 1998 for:

- our common stock;
- the Nasdaq Stock Market (U.S.) Index;
- the RDG Semiconductor Composite.

All values assume reinvestment of the full amount of all dividends and are calculated as of December 31, 1998, 1999, 2000, 2001, 2002 and 2003. We have never paid a cash dividend.



DOLLARS
1800
1600
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1200
1000
800
600
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200
0
12/98
12/99
12/00
12/01
12/02
12/03
SILICON STORAGE TECHNOLOGY, INC.
NASDAQ STOCK MARKET (U.S.)
RDG SEMICONDUCTOR COMPOSITE

	Cumulative Total Return					
	12/98	12/99	12/00	12/01	12/02	12/03
SILICON STORAGE TECHNOLOGY, INC.	$100.00	$1,692.31	$1,454.05	$1,186.58	$497.28	$1,353.98
NASADQ STOCK MARKET (Us)	$100.00	$ 190.62	$ 127.67	$ 70.42	$ 64.84	$ 91.16
RDG SEMICONDUCTOR COMPOSITE	$100.00	$ 192.99	$ 144.80	$ 125.26	$ 64.28	$ 122.34

This section is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation of language in any such filings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BUSINESS RELATIONSHIPS

Mr. Yeh is a member of the board of directors of Apacer Technology, Inc. or Apacer, one of our customers and vendors. As of December 31, 2003, we owned a 10% interest in Apacer. In 2003, Apacer accounted for $1.6 million, or 0.6%, of our net product revenues, and we purchased $2.4 million in products and services from Apacer.

Mr. Yeh is a member of the board of directors of Professional Computer Technology Limited, or PCT, a Taiwanese public company. PCT is one of our manufacturers' representatives. As of December 31, 2003, we owned a 13% interest in PCT. PCT has a separate company and wholly-owned subsidiary, Silicon Professional Technology Ltd., or SPT, which provides planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan, China and other Southeast Asia countries. In 2003, PCT and its subsidiary SPT together accounted for $164.8 million, or 64.3%, of our net product revenues. At December 31, 2003, we had net accounts receivable from SPT of $40.6 million.

Mr. Yeh is a member of the board of directors of Powertech Technology, Inc., or PTI, a Taiwanese public company. PTI is one of our manufacturers' representatives. As of December 31, 2003, we owned a 3% interest in PTI. Our purchases from PTI are made pursuant to purchase orders at prevailing market prices. At December 31, 2003, we had net accounts payable to PTI of $2.5 million.

LOANS TO EXECUTIVE OFFICERS

In March 2001, we loaned $278,063.95 to Derek Best, our Senior Vice President, Sales and Marketing. Under the terms of the promissory note, interest-only payments of $1,969.62 were due monthly for 12 months and a balloon payment for the total principal amount and accrued interest due was to be paid on March 30, 2002. The note was unsecured and bore a simple interest rate of 8.5%. All interest payments on this note were made timely in accordance with the term of the note through December 31, 2001. On January 1, 2002, we loaned an additional $40,000 to Mr. Best. The first note was canceled and the remaining amount due of $278,063.95 was incorporated into a new note of $318,063.95. Under the terms of the new note, both the principal amount and accrued interest were due at the end of the term of the note on December 31, 2002. The note was unsecured, and it bore a simple interest rate of 3.53% per annum. The principal amount and accrued interest due were paid in full in January 2003. All loans to Mr. Best were intended to assist Mr. Best finance his primary residence.

INDEMNITY AGREEMENTS

We have entered into indemnity agreements with each of our executive officers and directors which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or agent, and otherwise to the full extent permitted under California law and our bylaws.

As a matter of policy, all transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



JACK K. LAI
Secretary

May 7, 2004

Our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2003 is available without charge upon written request to: Corporate Secretary, Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

APPENDIX A

AUDIT COMMITTEE CHARTER

ADOPTED April 19, 2004

I. Purpose

The purpose of the Audit Committee (the "*Committee*") of the Board of Directors (the "*Board*") of SILICON STORAGE TECHNOLOGY, INC., a California corporation (the "*Company*"), shall be to act on behalf of the Board in fulfilling the Board's oversight responsibilities with respect to (1) the Company's corporate accounting and financial reporting processes; (2) the Company's systems of internal accounting and financial controls and audits of financial statements; (3) the quality and integrity of the Company's financial statements and reports; and (4) the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (the "*Auditors*").

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors and the Company's financial management.

II. Composition

The Committee shall consist of at least three (3) members of the Board. No Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market, Inc. ("*Nasdaq*") and the rules and regulations of the Securities and Exchange Commission ("*SEC*"), including any exceptions permitted by such requirements. Each member shall meet such other qualifications for membership on an audit committee as Nasdaq may promulgate from time to time, including being able to read and understand fundamental financial statements at the time of appointment. At least one member shall satisfy any applicable Nasdaq and SEC financial experience requirements as in effect from time to time. The members of the Committee and the Committee's Chairperson shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

III. Meetings and Minutes

The Committee shall hold at least four (4) regular meetings per year and additional meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company promptly after each meeting.

IV. MEMBER COMPENSATION

No Audit Committee member shall receive or accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company, except for the member's fees for services as a director and member of the Audit Committee and any other committees of the Board, as may be fixed from time to time by the Board.

V. AUTHORITY

The Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Company shall make available to the Committee all funding necessary for the Committee to carry out its duties, including, without limitation, the payment of such expenses. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

VI. RESPONSIBILITIES

The operation of the Committee shall be subject to the Bylaws of the Company and California General Corporation Law, each as in effect from time to time. The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. ***Audit Partner Rotation.*** To monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. ***Auditor Conflicts.*** At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, or any successor standard, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. ***Former Employees of Auditor.*** To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals employed or formerly employed by the Auditors and engaged on the Company's account.

7. ***Audited Financial Statement Review.*** To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

8. ***Annual Audit Results.*** To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards or other promulgated standards.

9. ***Quarterly Results.*** To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards or other promulgated standards.

10. ***Management's Discussion and Analysis.*** To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

11. ***Press Releases.*** To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. ***Accounting Principles and Policies.*** To review and discuss with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under Generally Accepted Accounting Principles ("*GAAP*") related to material items discussed with management, any off-balance sheet structures, and any other significant reporting issues and judgments.

13. ***Risk Assessment and Management.*** To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. ***Management Cooperation with Audit.*** To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

15. ***Management Letters.*** To review and discuss with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

16. ***Disagreements Between Auditors and Management.*** To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

17. ***Internal Controls Over Financial Reporting.*** To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal controls over financial reporting, including any special audit steps taken in the event of material control deficiencies.

18. ***Separate Sessions.*** Periodically, to meet in separate sessions with the Auditors, and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

19. ***Correspondence with Regulators.*** To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any significant regulatory or other legal or accounting matters that could have a material impact on the Company's financial statements, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

20. ***Complaint Procedures.*** To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

21. ***Regulatory and Accounting Initiatives.*** To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

22. ***Ethical Compliance.*** To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its code of ethical conduct, including review and approval of related-party transactions as required by Nasdaq rules.

23. ***Investigations.*** To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

24. ***Proxy Report.*** To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

25. ***Annual Charter Review.*** To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval and have the charter published at least every three years in accordance with Securities and Exchange Commission regulations.

26. ***Report to Board.*** To report to the Board with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors, or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

27. ***Annual Committee Evaluation.*** To conduct an annual evaluation of the performance of the Committee.

28. ***General Authority***. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

The Auditors shall be ultimately accountable to the Committee, as representatives of the Company's stockholders. It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 0-26944

Silicon Storage Technology, Inc.

(Exact name of Registrant as Specified in its Charter)

California	**77-0225590**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1171 Sonora Court
Sunnyvale, California 94086
(Address of Principal Executive Offices including Zip Code)

(408) 735-9110
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. Yes [X] No [ ]

Aggregate market value of the voting stock held by non-affiliates of SST as of June 30, 2003: $341,607,260 based on the closing price of SST's Common Stock as reported on the Nasdaq National Market. Number of shares outstanding of SST's Common Stock, no par value, as of the latest practicable date, February 29, 2004: 95,845,663.

Documents incorporated by reference: Exhibits previously filed as noted on page 41. Part III - A portion of the Registrant's definitive proxy statement for the Registrant's Annual Meeting of Shareholders, to be held on June 4, 2004, which will be filed *with* the Securities and Exchange Commission.

Silicon Storage Technology, Inc.
Form 10-K
For the Year Ended December 31, 2003
TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets.

We offer over 90 products based on our SuperFlash design and manufacturing process technology. Our customers include: 3Com, Apple, Asustek, BenQ, Cisco, Dell, First International Computer, or FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG Electronics, or LG, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Siemens, Sony, Sony Ericsson, Texas Instruments and VTech.

We also license our SuperFlash technology to leading semiconductor companies including Analog Devices, Advanced Technology Materials, Inc., or ATMI, IBM, Motorola, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, Toshiba and Winbond for applications in semiconductor devices that integrate flash memory with other functions on a single chip.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, Shanghai Huahong NEC Electronic Company, Limited, or Huahong NEC, Samsung, Sanyo, Seiko-Epson, TSMC and Yasu Semiconductor Corporation, or Yasu. We also work with Grace, Powerchip, Samsung, TSMC and Vanguard to develop new technology for manufacturing our products.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of selling prices. In some cases, downturns, such as the one we have experienced from late 2000 through 2002, have lasted for more than a year. We began to experience a slow recovery during 2002 through the first half of 2003. During the second half of 2003, demand for our products increased sharply and we began to see improvements in the average selling prices of our products. Our business could be further harmed by industry-wide prolonged downturns in the future.

We derived 90.0% of our net product revenues during 2003 and 88.5% of our net product revenues during 2002 from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Industry Background

Semiconductor integrated circuits are critical components used in an increasingly wide variety of applications, such as computers and computer systems, communications equipment, consumer products and industrial automation and control systems. As integrated circuit performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly.

Historically, the demand for semiconductors has been driven by the PC market. In recent years, growth in demand for semiconductors relating to PCs has been outpaced by growth in demand for semiconductors that are used in digital electronic devices for communication and consumer applications. Communications applications include digital subscriber line modems, cable modems, networking equipment, wireless local area network, or WLAN, devices, cellular phones and pagers. Consumer-oriented digital electronic devices include digital cameras, DVD players, MP3 players, personal data assistants, or PDAs, set-top boxes, CD-ROM drives and Global Positioning System, or GPS. In order to function correctly, PCs and other digital electronic devices require program code. The program code defines how devices function and affects how they are configured. In PCs, this program code, called BIOS, initiates the loading of the PC's operating system, which is then read from the disk drive. In the case of other digital electronic devices, the program code is stored in its entirety in nonvolatile memory, mostly in flash memory. As a result, virtually all digital electronic systems that use a processor or controller for computing, consumer, communications, and industrial applications require nonvolatile memory.

System manufacturers generally prefer nonvolatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages. With re-programmable memory, manufacturers can cost effectively change program codes in response to faster product cycles and changing market specifications. This in turn greatly simplifies inventory management and manufacturing processes. Re-programmable memory also allows the manufacturer to reconfigure or update a system either locally or through a network connection. In addition, in-system re-programmable devices can be used for data storage functions, such as storage of phone numbers for speed dialing in a cellular phone or captured images in a digital camera.

Flash memory is the predominant re-programmable nonvolatile memory device used to store program code and data. Flash memory can electrically erase select blocks of data on the device much faster and more simply than with alternative solutions, such as Erasable Programmable Read-Only Memory, or EPROM. Moreover, flash memory is significantly less expensive than other re-programmable solutions, such as Electrically Erasable Programmable Read-Only Memory, or EEPROMs. As a result, the demand for flash memory has grown dramatically. This growth has been fueled by the need for code sharing and other storage functions in a wide array of digital devices. According to a February 2004 Webfeet Research report, worldwide flash memory revenue was $11.7 billion in 2003 and is expected to grow to $15.9 billion in 2004 and $30.0 billion in 2008.

Our Solution

We are a leading supplier of flash memory semiconductor devices addressing the needs of high volume electronic applications. We believe our proprietary flash memory technology, SuperFlash, offers superior performance to other flash memory solutions. In addition, we believe SuperFlash has benefits that include high reliability, fast, fixed erase time, the ability to be scaled to a smaller size and a low-cost manufacturing process. We offer over 90 products based on our proprietary SuperFlash design and manufacturing process technology. These products are produced to meet the needs of a wide range of digital consumer, networking, wireless communications and Internet computing markets. Our product offerings include standard flash products, application specific memory products, embedded controllers and mass data storage products. Our memory devices have densities ranging from 256 Kbit to 32 Mbit and are generally used for the storage of program code. Our flash embedded microcontrollers support concurrent flash read-while-write operations using In-Application Programming, or IAP. Our mass data storage products are used for storing images, music and other data in devices such as digital cameras and MP3 players.

Our Strategy

Our objective is to be the leading worldwide supplier of flash memory devices and intellectual property for program code storage applications. In addition, we intend to leverage our SuperFlash technology to penetrate the high-density mass data storage markets. We intend to achieve our objectives by:

Maintaining a leading position in the program code storage market. We believe that program code storage is an attractive segment of the flash memory market for a number of reasons. While experiencing continued growth in all densities, solutions for program code storage applications benefit from the increasing number and variety of digital electronic applications, longer product lives and lower density requirements relative to mass data storage applications. We believe that our proprietary SuperFlash technology is a superior product for program code storage applications because we believe it offers superior reliability and performance at a lower cost of manufacture than competing solutions.

Continuing to enhance our leading flash memory technology. We believe that our proprietary SuperFlash technology is less complicated, more reliable, more scalable and more cost-effective than competing flash memory technologies. Our ongoing research and development efforts are focused on enhancing our leading flash memory technology by working closely with technology partners who own wafer fabrication facilities with advanced lithographic and other manufacturing equipment.

Introducing new products based on SuperFlash. We intend to introduce new standard memory and various application specific products. We continue to develop and expand our ComboMemory family. ComboMemory is a new class of devices for wireless and portable applications that combine volatile and nonvolatile memory on a single monolithic device or multiple dies in a common package with optimized performance. We also continue to expand our flash microcontroller family and Advanced Technology Architecture, or ATA, controller products. In 2003, we continued to expand our family of serial flash products which now includes densities of 512kbit, 1Mbit, 2Mbit 4Mbit and 8Mbit. For PC BIOS applications, we are expanding our LPC Firmware Flash product offering to match all the densities offered in our Firmware Hub, or FWH, products.

Maintaining a leading position in licensing embedded flash technology. We believe that SuperFlash technology is well-suited for embedded memory applications, which integrate flash memory and other functions onto a monolithic chip. We intend to continue to license SuperFlash technology to semiconductor manufacturers for embedded flash applications, to enhance our technology and to facilitate integration at higher densities and higher levels of complexity.

Penetrating the high-density mass data storage market. Many digital electronic devices currently being introduced, such as MP3 players, digital cameras and PDAs, require high-density flash memory for storing music, pictures and other data that require mass data storage capacities. We believe that the market for high-density flash memory is attractive based on its potential size and growth. We further believe that SuperFlash technology can readily scale to address this market's needs as they change. We intend to leverage our leading technology and strong manufacturing partnerships to introduce high-density mass data storage flash products and to compete effectively in this market.

Leveraging our leading SuperFlash technology to become a premier provider of wireless memory solutions. We intend to leverage our leading SuperFlash technology to provide products for wireless memory applications such as cellular phones, GPS, wireless LAN, Bluetooth, data pagers and cordless telephones. We have designed low-density flash products for wireless modems, wireless LANs, data pagers, Bluetooth modules and cordless telephones, and we are currently designing higher density products for the cellular phone market. We intend to continue to develop our products to take advantage of the significant growth opportunities in the wireless memory applications market with specific focus on cellular phone, GPS, wireless LAN and Bluetooth applications.

Our Flash Products

Currently, we offer low and medium density devices (256 Kbit to 32 Mbit) that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are segmented largely based upon attributes such as density, voltage, access speed, package and target application. We divide our products into three distinct reportable segments: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, and the Special Product Group, or SPG.

SMPG. SMPG includes the Multi-Purpose Flash, or MPF, family, the Multi-Purpose Flash Plus, or MPF+, family and the Many-Time Programmable, or MTP, family. These product families allow us to produce products optimized for cost and functionality to support a broad range of mainstream applications that use nonvolatile memory products. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG. Effective July 1, 2003, we transferred the Small Sector Flash, or SSF, family from SMPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if transfers occurred as of January 1, 2001.

ASPG. ASPG includes Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH and Low Pin Count, or LPC, flash products. These products are designed to address specific applications such as cellular phones, hard disk drives and PCs. ASPG also includes flash embedded controllers such as the ATA flash disk controller. Effective January 1, 2003, we transferred FlashFlex51 microcontroller products from ASPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001.

SPG. SPG includes ComboMemory, ROM/RAM Combos, SSF, MTP, FlashFlex51 microcontroller and other special flash products. These products are used in applications requiring low power and a small form factor such as cellular phones, wireless modems, MP3 systems, pagers and digital organizers. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG and certain flash microcontroller products from ASPG to SPG. Effective July 1, 2003, we transferred the SSF family from SMPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001.

Financial information by reportable segment is contained in Note 10 of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Technology Licensing

We license our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications. We intend to increase our market share by entering into additional license agreements for our SuperFlash process and memory cell technology with leading wafer foundries and semiconductor manufacturers. We expect to continue to receive licensing fees and royalties from these agreements. We design our products using our patented memory cell technology and fabricate them using our patented process technology. As of December 31, 2003, we held 78 patents in the United States relating to certain aspects of our products and processes, with expiration dates ranging from 2010 to 2023, and have filed for several more. In addition, we hold several patents in Europe, Japan, Korea, Taiwan and Canada and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada.

Customers

We provide high-performance flash memory solutions to customers in four major markets: digital consumer, networking, wireless communications and Internet computing. Our customers benefit by obtaining products that we believe are highly reliable, technologically advanced and have attractive cost structures. As a result of these highly desirable benefits, we have developed relationships with many of the industry's leading companies. In digital consumer products, we provide memory components for consumer companies including Bang & Olufsen, BenQ, Creative Technologies, Hitachi, Infineon, JVC, LG, Nintendo, Panasonic, Philips, Samsung, Sanyo, Sharp, Sony, Sony Ericsson, Thomson Multimedia, TiVo and Yamaha. In networking, we provide memory components for 3Com, Cisco, E-tech, Intel and Nortel. In wireless communications, we provide products for companies including Bang & Olufsen, LG, Maxon, RTX, Vtech and Wistron. In Internet computing, we provide a wide array of memory components for companies including Asustek, Compal, Dell, FIC, Gigabyte, HP, IBM, Inventec, LG, Mitac, Quanta, Samsung, Trigem and Wistron.

The following tables illustrate the geographic regions in which our customers or licensees operate based on the country to which the product is shipped by us or the logistics center or license revenue is generated.

	Year ended December 31,		
	2001	2002	2003
United States	$ 28,592	$ 21,871	$ 19,600
Europe	21,332	10,599	9,957
Japan	23,549	28,465	27,575
Korea	22,039	30,321	25,214
Taiwan	110,847	91,219	109,254
China (including Hong Kong)	57,146	70,609	76,107
Other Asian countries	28,157	21,574	27,334
Rest of world	2,368	--	--
	$ 294,030	$ 274,658	$ 295,041

Sales and Distribution

We sell a majority of our products to customers in Asia through our manufacturers' representatives. We distribute a majority of our products through our logistics center. We also sell and distribute our products in North America and Europe through manufacturers' representatives and distributors. Our manufacturer representative and distributor relationships are generally cancelable, with reasonable notice, by the other party or us.

Applications

As the Digital Consumer, Networking, Wireless Communications and Internet Computing industries continue to expand and diversify, new applications are likely to be developed. We believe our products are designed to address this expanding set of applications:

Digital Consumer		Networking	Wireless Communications	Internet Computing
TV Replayer	Set-top Box	VoIP	Cellular Phone	Information Appliance
Digital TV	CD-ROM Drive	DSL Modem	Data Pager	Notebook PC
Digital Camera	CD-RW Drive	Cable Modem	Cordless Telephone	Desktop PC
Digital Camcorder	DVD-ROM Drive	V.90/56K Modem	GPS on Cellular Phone	Hard Disk Drive
DVD Player	DVD-RAM Drive	Wireless LAN	Bluetooth Applications	LCD Monitor
DVD Recorder	DVD-RW Drive	Network Interface Card	Wireless Modems	Palm PC
VCD Player	Web Browser	Router/Switch		X-PC
MP3 Player	Hand-held GPS			Server
Video Game	Electronic Toys			Graphics Card
PDA	Smart Cards			Printer
Electronic Book	Memory Cards			Copier/Scanner
Remote Controller	Electronic Organizer			Bar Code Scanner
				Thin Client System

Manufacturing

We purchase wafers and sorted die from semiconductor manufacturing foundries, have this product shipped directly to subcontractors for packaging, testing, and finishing, and then ship the final product to our customers. Virtually all of our subcontractors are located in Asia.

Wafer and Sorted Die. During 2003, our major wafer fabrication foundries were TSMC, Sanyo, Samsung and Seiko-Epson. In 2003, wafer sort, which is the process of testing individual die on silicon wafer, was performed at Acer Testing, Inc., King Yuan Electronics Company, Limited, or KYE, Lingsen, Samsung, Sanyo, Seiko-Epson and TSMC. Although capacity is not guaranteed, under these arrangements, we generally receive preferential treatment regarding wafer pricing and capacity. In order to obtain, on an ongoing basis, an adequate supply of wafers, we have considered and will continue to consider various possible options, including equity investments in foundries in exchange for guaranteed production volumes, the formation of joint ventures to own and operate foundries and the licensing of our proprietary technology. In the first quarter of 2001, we invested $50.0 million in Grace Semiconductor Manufacturing Corporation, or GSMC, the parent company of Grace. Grace is located in Shanghai, People's Republic of China. GSMC is funded mostly by investors who reside outside of China. Grace began to manufacture some of our products during 2003. In March 2004, we committed to invest an additional $33.2 million in GSMC during 2004.

Packaging, Testing and Finishing. In the assembly process, the individual dies are separated and assembled into packages. Following assembly, the packaged devices require testing and finishing to segregate conforming from nonconforming devices and to identify devices by performance levels. Currently, all devices are tested and inspected pursuant to our quality assurance program at our domestic or international subcontracted test facilities or at our test facilities in Sunnyvale, California before shipment to customers. Certain facilities currently perform consolidated assembly, packaging, test and finishing operations all at the same location. During 2003, most subcontracted facilities performing the substantial majority of our operations were in Taiwan. The subcontractors with the largest amount of our activity are KYE, Lingsen, and Powertech Technology, Incorporated, or PTI. We hold equity investments in three subcontractors: Apacer Technology, Inc., or Apacer, KYE and PTI. For newly released products, the initial test and finishing activities are performed at our Sunnyvale facility.

Research and Development

We believe that our future success will depend in part on the development of next generation technologies with reduced feature size. During 2001, 2002 and 2003, we spent $50.4 million, $47.1 million and $43.1 million, respectively, on research and development. Our research efforts are focused on process development and product development. Our research strategy is to collaborate with our partners to advance our technologies. We work simultaneously with several partners on the development of multiple generations of technologies. In addition, we allocate our resources and personnel into category-specific teams to focus on new product development. From time to time we invest in, jointly develop with, license or acquire technology from other companies in the course of developing products.

Competition

The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and product obsolescence. We compete with major domestic and international semiconductor companies, many of whom have substantially greater financial, technical, marketing, distribution, manufacturing and other resources than us. Our low to medium density memory products, sales of which presently account for substantially all of our revenues, compete against products offered by Advanced Micro Devices, or AMD, Atmel, Intel, Macronix, STMicroelectronics and Winbond. Our high-density memory products, if developed, may compete with products offered by AMD, Atmel, Fujitsu, Intel, Mitsubishi, Samsung, Sharp Electronics and Toshiba. In addition, competition may come from alternative technologies such as ferroelectric random access memory device, or FRAM, technology.

The competition in the existing markets for some of our product families, such as the FlashFlex51 microcontroller product family and the ADC, ADM, and CompactFlash Card product families, is extremely intense. We compete principally with major companies such as Atmel, Intel, Microchip Technology, Motorola and Philips in the microcontroller market and with Hitachi, M-Systems and SanDisk in the memory card and memory module market. We may, in the future, also experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate certain products based on our proprietary technology and circuit design, and to sell such products worldwide, subject to royalty payments back to us.

We compete principally on price, reliability, functionality and the ability to offer timely delivery to customers. While we believe that our low and medium density products currently compete favorably on the basis of cost, reliability and functionality, it is important to note that our principal competitors have a significant advantage over us in terms of greater financial, technical and marketing resources. Our long-term ability to compete successfully in the evolving flash memory market will depend on factors both within and beyond our control, including access to advanced process technologies at competitive prices, successful and timely product development, wafer supply, product pricing, actions of our competitors and general economic conditions.

Employees

As of December 31, 2003, we employed 488 individuals on a full-time basis, all but 103 of whom reside in the United States. Of these 488 employees, 79 were employed in manufacturing support, 205 in engineering, 93 in sales and marketing and 111 in administration, finance and information technology. Our employees are not represented by a collective bargaining agreement, nor have we ever experienced any work stoppage related to strike activity. We believe that our relationship with our employees is good.

Executive Officers

The following table lists the names, ages and positions of our executive officers as of December 31, 2003. There are no family relationships between any executive officer of SST. Executive officers serve at the discretion of our board of directors.

Name	Age	Position
Bing Yeh	53	President and Chief Executive Officer and Director
Yaw Wen Hu	54	Senior Vice President, Operations and Process Development and Director
Derek Best	53	Senior Vice President, Sales and Marketing
Michael Briner	56	Senior Vice President, Application Specific Product Group
Isao Nojima	59	Vice President, Standard Memory Product Group
Paul Lui	53	Vice President, Special Product Group
Jack K. Lai	49	Vice President, Finance and Administration and Chief Financial Officer and Secretary

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer degree at Stanford University. Mr. Yeh holds a M.S. and a B.S. in Physics from National Taiwan University.

Yaw Wen Hu, Ph.D., joined us in July 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and a M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Derek Best joined us in June 1997 as Vice President of Sales and Marketing. In June 2000 he was promoted to Senior Vice President, Sales & Marketing. Prior to joining SST he worked for Micromodule Systems, a manufacturer of high-density interconnect technology, as vice president marketing and sales world wide from 1992 to 1996. From 1987 to 1992 he was a co-founder and owner of Mosaic Semiconductor, a SRAM and module semiconductor company. Mr. Best holds an Electrical Engineering degree from Portsmouth University in England.

Michael Briner joined us as Vice President, Design Engineering in November 1997, and became Vice President, Products during 1999. He was promoted to Senior Vice President of Application Specific Product Group in February 2001. From 1993 to 1997, he served as vice president of design engineering for Micron Quantum Devices, Inc., a subsidiary of Micron Technology, Inc., chartered to develop and manufacture flash memory products. From 1986 through 1992, he served as director of design engineering for the Nonvolatile Division of Advanced Micro Devices, Inc. In this position, he was instrumental in helping AMD become a major nonvolatile memory manufacturer. Mr. Briner holds a B.S. in Electrical Engineering from the University of Cincinnati.

Isao Nojima joined us as Vice President, Memory Design and Product Engineering in March 1993 and became Vice President, Advanced Development in July 1997. He became Vice President of Standard Memory Product Group in July 2000. From 1990 to 1993, Mr. Nojima served as director of design engineering of Pioneer Semiconductor Corporation, now called Pericom, a manufacturer of semiconductors. From 1980 to 1990, he served as design manager of Xicor Inc., a nonvolatile semiconductor company. From 1977 to 1980, he served as a senior design engineer for Intel Corporation. From 1969 to 1976, he was a senior researcher at Toshiba's R&D Center in Japan. Mr. Nojima holds a B.S. and a M.S. in Electrical Engineering from Osaka University in Japan.

Paul Lui joined us as Vice President and General Manager of the Linvex Product Line in June 1999 and became Vice President, Special Product Group in June 2001. From 1994 to 1999, he was the president and founder of Linvex Technology Corporation. From 1987 to 1994, he was the president and chief executive officer of Macronix, Inc. From 1981 to 1985, he served as group general manager at VLSI Technology, Inc. where he was responsible for transferring that company's technology to Korea. In addition, Mr. Lui has held senior engineering positions at the Synertek Division of Honeywell and McDonnell Douglas. Mr. Lui holds a M.S.E.E. degree from University of California, Berkeley and a B.S. degree in Electrical Engineering and Mathematics from California Polytechnic State University, San Luis Obispo.

Jack Lai joined us as Chief Financial Officer and Vice President, Finance and Administration and Secretary in November 2003. Before joining SST, he was vice president and chief financial officer of Aplus Flash Technology, a memory design and manufacturing company, from 2001 to 2003. Prior to this, Mr. Lai had served as vice president of operations and finance and chief financial officer at WireX Communications, Inc., a software system developer, from 2000 to 2001 and vice president and chief financial officer at Genoa Electronics Corp., a manufacturer of computer and related systems, from 1998 to 1999. Mr. Lai holds M.B.A.'s from San Jose State University in San *Jose*, CA and Culture University in Taipei, Taiwan. He also holds a B.A. in Business Administration from Tamkang University in Taipei, Taiwan.

Available Information

We were incorporated in California in 1989. We make available free of charge on or through our Internet website, http://www.sst.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 2. Properties

As of January 31, 2004, we leased six major facilities totaling 188 thousand square feet in Sunnyvale, California in which our executive offices, principal manufacturing engineering, research and development and testing facilities are located. In Sunnyvale we currently occupy five of these facilities totaling 168 thousand square feet. The leases on five facilities expire in 2005 and the lease on one facility expires in 2010. We also have 24 thousand square feet of office space in various international sites with expiration dates ranging from 2004 to 2012. We believe these facilities are adequate to meet our needs for at least the next 12 months.

Item 3. Legal Proceedings

In January 1996, Atmel Corporation filed suit against the SST alleging that we infringed six U.S. patents. We successfully moved for summary judgment on two of the six asserted patents in September 1997. In January 2001, Atmel withdrew its allegation that we infringed another patent. On May 7, 2002, a judgment was entered against us in the amount of $36.5 million. We appealed the judgment on July 16, 2002. On September 12, 2003 the Court of Appeals upheld the jury's verdict. On November 18, 2003 the Court of Appeals denied our request for a rehearing, and in December 2003 we paid Atmel $37.8 million to satisfy the judgment plus statutory interest accrued during the appeals. The payment was recorded as other operating expense in the year ending December 31, 2003.

The other patent remaining in the case, the '903 patent, expired in September 2001. The trial court has held that, if it is found to be valid, certain of our products infringed that patent. Trial to determine whether the '903 patent is invalid began on July 29, 2002. On August 5, 2002 the jury announced that it was unable to reach a verdict on our invalidity defense, and a mistrial was declared. Atmel requested a new trial, but the Court stayed the matter until after our appeal of the earlier judgment is resolved. At Atmel's request, the Court has directed the parties to conduct a settlement conference before a Magistrate Judge. That settlement conference is scheduled for April 14, 2004. If the parties are unable to reach a settlement agreement, the Court may set a date for a new trial. The impact related to the outcome of the remaining patent is undeterminable at this time.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have incurred certain costs while defending these matters. There can be no assurance the remaining Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2003.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Stock and Related Shareholder Matters

Price Range of Common Stock

The principal U.S. market for our Common Stock is the Nasdaq National Market. The only class of our securities that is traded is our Common Stock. Our Common Stock has traded on the Nasdaq National Market since November 21, 1995, under the symbol SSTI. The following table sets forth the quarterly high and low closing sales prices of the Common Stock for the period indicated as reported by the Nasdaq National Market. These prices do not include retail mark-ups, markdowns, or commissions. The closing sales price of our Common Stock on December 31, 2003, the last trading day in 2003, was $11.00.

2002		**High Close**	**Low Close**
First Quarter:	January 1 - March 31, 2002	$ 11.25	$ 6.52
Second Quarter:	April 1 - June 30, 2002	12.51	7.80
Third Quarter:	July 1 - September 30, 2002	7.32	3.91
Fourth Quarter:	October 1 - December 31, 2002	7.50	2.90
2003		**High Close**	**Low Close**
First Quarter:	January 1 - March 31, 2003	$ 4.78	$ 2.25
Second Quarter:	April 1 - June 30, 2003	4.80	2.31
Third Quarter:	July 1 - September 30, 2003	10.00	4.19
Fourth Quarter:	October 1 - December 31, 2003	14.11	9.32
2004		**High Close**	**Low Close**
First Quarter:	January 1 - February 27, 2004	$13.46	$11.16

Approximate Number of Equity Security Holders

As of December 31, 2003, there were approximately 278 record holders of our Common Stock.

Dividends

We have never paid a cash dividend on our Common Stock and we intend to continue to retain earnings, if any, to finance future growth. Accordingly, we do not anticipate the payment of cash dividends to holders of Common Stock in the foreseeable future.

Equity Compensation Plan Information

Information regarding our equity compensation plans will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Compensation - Equity Compensation Plan Information," and is incorporated by reference into this report. All of our equity compensation plans have been approved by our shareholders.

Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this report. Certain amounts in our prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on our previously reported net income (loss).

	Year ended December 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues:					
Product revenues - unrelated parties	$ 99,769	$ 408,708	$ 168,593	$ 100,620	$ 86,549
Product revenues - related parties	18,473	66,608	90,025	143,401	169,980
License revenues	6,552	14,945	35,412	30,637	38,512
Total net revenues	124,794	490,261	294,030	274,658	295,041
Cost of revenues	94,652	264,139	248,161	206,246	218,775
Gross profit	30,142	226,122	45,869	68,412	76,266
Operating expenses:					
Research and development	18,199	41,535	50,380	47,069	43,144
Sales and marketing	10,576	27,968	26,794	25,498	22,272
General and administrative	3,800	14,966	17,855	17,097	14,398
Other	2,011	3,911	1,346	--	37,849
Total operating expenses	34,586	88,380	96,375	89,664	117,663
Income (loss) from operations	(4,444)	137,742	(50,506)	(21,252)	(41,397)
Interest and other income	730	10,510	7,350	3,197	2,784
Interest expense	(214)	(691)	(338)	(214)	(138)
Impairment of equity investments	--	--	(3,274)	(7,757)	--
Income (loss) before provision for (benefit from) income taxes	(3,928)	147,561	(46,768)	(26,026)	(38,751)
Provision for (benefit from) income taxes	88	41,813	(17,772)	(10,931)	26,416
Net income (loss)	$ (4,016)	$ 105,748	$ (28,996)	$ (15,095)	$ (65,167)
Net income (loss) per share - basic	$ (0.06)	$ 1.23	$ (0.32)	$ (0.16)	$ (0.69)
Net income (loss) per share - diluted	$ (0.06)	$ 1.13	$ (0.32)	$ (0.16)	$ (0.69)
Consolidated Balance Sheet Data:					
Total assets	$ 88,806	$ 512,590	$ 446,760	$ 440,606	$ 396,361
Long-term obligations	$ 446	$ 279	$ 1,793	$ 1,873	$ 1,423
Shareholders' equity	$ 41,015	$ 416,635	$ 391,411	$ 381,851	$ 331,497

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under the heading "Business Risks", as well as those discussed elsewhere in this report.

Overview

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communication and Internet computing markets.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of selling prices. In some cases, downturns, such as the one we experienced from late 2000 through 2002, have lasted for more than a year. We began to experience a slow recovery during 2002 through the first half of 2003. During the second half of 2003, demand for our products increased sharply and we began to see improvements in the average selling prices of our products. Our business could be further harmed by industry-wide prolonged downturns in the future.

Our product sales are made primarily using short-term cancelable purchase orders. The quantities actually purchased by the customer, as well as shipment schedules are frequently revised to reflect changes in the customer's needs and in our supply of product. Accordingly, our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

We derived 80.7%, 88.5% and 90.0% of our net product revenues during 2001, 2002 and 2003, respectively, from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Our top ten end customers, which excludes transactions through stocking representatives and distributors, accounted for 19.3%, 31.5% and 37.7% of our net product revenues in 2001, 2002 and 2003, respectively.

No single end customer, which we define as original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, or end users, represented 10.0% or more of our net product revenues during 2001, 2002 and 2003.

Since March 2001, we have been increasing our out-sourcing activities for our customer service logistics to support our customers. Silicon Professional Technology Ltd., or SPT, supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Please see a description of our relationship with PCT under "Related Party Transactions." Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the years ended December 31, 2001, 2002 and 2003, SPT serviced end customer sales accounting for 29.7%, 57.4% and 64.2% of our net product revenues recognized. As of December 31, 2001, 2002 and 2003, SPT represented 48.8%, 68.5% and 73.4% of our net accounts receivable, respectively.

We ship products to, and have accounts receivable from, OEMs, ODMs, CEMs, stocking representatives, distributors, and our logistics center. Our stocking representatives, distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. Shipments, by us or our logistic center, to our top three stocking representatives for reshipment accounted for 10.9%, 16.9% and 29.9% of our product shipments in 2001, 2002 and 2003, respectively. In addition, the same three stocking representatives solicited sales, for which they received a commission, for 27.5%, 41.3% and 32.8% of our shipments to end users in 2001, 2002 and 2003, respectively.

Results of Operations: Years Ended December 31, 2001, 2002 and 2003

Net Revenues

Net revenues were $295.0 million in 2003, $274.7 million in 2002 and $294.0 million in 2001. Net revenues for 2003 increased compared to 2002 due to increased unit shipments and increased license and royalty revenues, offset by decreased average selling prices. Net revenues for 2002 decreased compared to 2001 primarily due to decreased average selling prices for our products and decreased license and royalty revenues, partially offset by increased unit shipments. Average selling prices fluctuate due to a number of factors including the overall supply and demand for our products in the marketplace, maturing product cycles and changes in general economic conditions.

Product Revenues. Product revenues were $256.5 million in 2003, $244.0 million in 2002 and $258.6 million in 2001. Products revenues for 2003 increased compared to 2002 primarily due to increased unit shipments by 23.5%, partially offset by decreased average selling prices by 15.7%. The decrease from 2001 to 2002 was primarily due to decreased average selling prices by 36.5%, partially offset by increased unit shipments of our products by 31.6%. Shipping volumes fluctuate due to overall industry supply and demand.

License Revenues. Revenues from license fees and royalties were $38.5 million in 2003, $30.6 million in 2002 and $35.4 million in 2001. The increase from 2002 to 2003 related primarily to increased royalty payments from our existing licensees and up-front license fees from our new licensees. During 2000 and 2001, Winbond Electronics of Taiwan paid us $10.4 million and $20.0 million, respectively, under a settlement agreement. No further back royalty payments were required after 2001 under this legal settlement. Although the settlement payments have ceased, Winbond continues to pay royalties under the license agreement. The decrease from 2001 to 2002 was primarily due to the termination of license fees received as part of our legal settlement with Winbond during 2001, offset by increases in upfront license fees and royalty payments received from our licensees during 2002. We anticipate that license revenues may fluctuate significantly in the future.

Gross Profit

Gross profit was $76.3 million, or 25.8% of net revenues, in 2003, $68.4 million, or 24.9% of net revenues, in 2002, and $45.9 million, or 15.6% of net revenues, in 2001. The increase in gross profit in 2003 when compared to 2002 is primarily due to increased unit shipments of 23.5%, increased technology licensing revenues of $7.9 million and improved manufacturing costs as a result of transitions to more advanced process technologies, offset by decreased average selling prices by 15.7%. The increase in gross profit in 2002 when compared to 2001 is due primarily to a $72.2 million inventory valuation adjustment recorded in 2001, offset by decreased average selling prices of 36.5% and a decrease in technology licensing revenues of $4.8 million. Product gross margin was 14.7% in 2003, compared to 15.5% in 2002 and 4.0% in 2001. The decrease in product gross margin in 2003 when compared to 2002 was primarily due to decreased average selling prices of 15.7%, offset by improved manufacturing costs as a result of transitions to more advanced process technologies. The increase in product gross margin from 2001 to 2002 primarily relates to a $72.2 million inventory valuation adjustment recorded in 2001. Gross margin in 2002 was reduced by decreased average selling prices of our products by 36.5%. For other factors affecting our gross profit, please also see "Business Risks - We incurred significant inventory valuation adjustments in 2001, 2002 and 2003 and we may incur additional significant inventory valuation adjustments in the future."

Operating Expenses

Operating expenses consist of research and development, sales and marketing, general and administrative and other expenses. Operating expenses were $117.7 million, or 39.9% of net revenues, in 2003, $89.7 million or 32.6% of net revenues, in 2002, and $96.4 million, or 32.8% of net revenues, in 2001. The increase in 2003 from 2002 was primarily due to the Atmel judgement of $37.8 million, offset by decreases of $2.8 million in bad debt expense, $1.7 million in mask, wafer and evaluation part expenses, $1.5 million in legal fees, $1.1 million in commission expense and $1.1 million in depreciation expense. The decrease from 2001 to 2002 was primarily due to decreases of $2.3 million in wafer and mask expenses, $2.5 million in non-production engineering material expenses and $1.9 million in commissions expenses. We anticipate that we will continue to devote substantial resources to research and development, sales and marketing and to general and administrative activities, and that these expenses will increase in dollars.

Research and development. Research and development expenses include costs associated with the development of new products, enhancements to existing products, quality assurance activities and occupancy costs. These costs consist primarily of employee salaries and benefits and the cost of materials such as wafers and masks. Research and development expenses were $43.1 million, or 14.6% of net revenues, in 2003, $47.1 million, or 17.1% of net revenues, in 2002, and $50.4 million, or 17.1% of net revenues, in 2001. Research and development expenses decreased by 8.3% from 2002 primarily due to decreases in wafer, mask and evaluation part expenses of $1.7 million due to cost reduction measures and the completion of certain technology projects during 2003, headcount related expenses of $1.4 million due to a reduction in headcount and depreciation expense of $761 thousand. Research and development expenses decreased from 2001 to 2002 by 6.6% primarily due to decreases in wafer and mask expenses of $2.3 million due to cost reduction measures during 2002, non-production engineering material expenses of $2.5 million related to new product testing and outside service expenses of $910 thousand, offset by increased headcount and related costs of $2.1 million due to increased headcount and new building costs. We expect research and development expenses will increase in dollars.

Sales and marketing. Sales and marketing expenses consist of commissions, headcount and related costs, as well as travel, entertainment and promotional expenses. Sales and marketing expenses were $22.3 million, or 7.5% of net revenues, in 2003, $25.5 million, or 9.3% of net revenues, in 2002, and $26.8 million, or 9.1% of net revenues, in 2001. The decrease in sales and marketing expenses from 2002 to 2003 by 12.7% was primarily due to decreases in headcount related costs of $1.7 million due to the transfer of some sales personnel to Asia and decreased facility and information technology related expenses, a decrease in commission expense of $1.1 million due to reduced commission rates and decreased marketing expenses of $849 thousand, offset by increased logistic center fees of $652 thousand due to increased activity through the logistic center. The decrease in sales and marketing expenses from 2001 to 2002 by 4.8% was primarily due to decreased commissions expenses of $1.9 million as a result of decreased product revenues and decreased marketing expenses of $692 thousand, offset by increased headcount and related costs of $1.2 million due to increased in sales and marketing headcount and a $510 thousand expense recorded for a bonus to our senior vice president of sales and marketing. We expect sales and marketing expenses will increase in dollars as we continue to expand our sales and marketing efforts. In addition, fluctuations in revenues will cause fluctuations in sales and marketing expenses as it impacts our commission expense.

General and administrative. General and administrative expenses consist of salaries and related costs for administrative, executive and finance personnel, recruiting costs, professional services and legal fees and allowances for doubtful accounts. General and administrative expenses were $14.4 million, or 4.9% of net revenues, in 2003, $17.1 million, or 6.2% of net revenues, in 2002, and $17.9 million, or 6.1% of net revenues, in 2001. The decrease in general and administrative expenses from 2002 to 2003 by 15.8% was primarily due to decreases in bad debt expenses of $2.8 million due to a charge taken in 2002 related to one specific customer, a decrease in legal fees of $1.5 million due to decreased Atmel defense activity, and lower depreciation and amortization expense of $876 thousand, offset by increases in headcount related costs of $2.4 million due to changes in allocations for facility, IT and insurance expenses. The decrease in general and administrative expenses from 2001 to 2002 by 4.2% was primarily due to decreased professional service expenses of $1.0 million and decreased bank fees of $486 thousand, offset by increased bad debt expenses of $795 thousand. We anticipate that general and administrative expenses will increase in dollars as we scale our facilities, infrastructure, and headcount to support our overall expected growth. We may also incur additional expenses in connection with the Atmel litigation. For further information on this litigation see "Legal Proceedings."

Other operating expenses. In 2003, other operating expenses were $37.8 million, or 12.8% of net revenues, which related entirely to the Atmel litigation settlement. The $37.8 million of settlement fees and interest was paid in December 2003. There were no other operating expenses recorded in 2002. In 2001, other operating expenses of $1.3 million, or 0.5% of net revenues, were comprised of $590 thousand related to an expense for impairment of intangible assets and a $756 thousand period charge related to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley.

During the quarter ended December 31, 2001, due to the delays in completing this first flash memory device using the Agate technology, we recorded an expense for impairment of intangible assets of $590 thousand. The assets related to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (undiscounted and before interest) from use of these assets and then determined the impairment loss of $590 thousand based on the difference between the net book value of the assets and the estimated fair value of the assets.

Interest and other income. Interest and other income was $2.8 million, or 0.9% of net revenues, during 2003, $3.2 million, or 1.2% of net revenues, during 2002, and $7.4 million, or 2.5% of net revenues, during 2001. Interest income decreased from 2002 to 2003 primarily due to decreased interest rates on invested cash, offset by realized gains of $649 thousand on the sale of some of our investments. Interest income decreased from 2001 to 2002 primarily due to decreasing interest rates on invested cash.

Interest expense. Interest expense was $138 thousand during 2003 as compared to $214 thousand during 2002 and $338 thousand during 2001. Interest expense relates to interest and fees under our line of credit and to our notes payable. We terminated our line of credit in July 2002.

Impairment of equity investments. In 2000, we acquired a 10.0% interest in Apacer, a privately held company located in Taiwan that designs, manufactures and markets memory modules, for $9.9 million in cash. Our investment in Apacer was valued at cost. Bing Yeh, our President and CEO and Board Director, is a member of Apacer's Board of Directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181 thousand. At the end of the third quarter of 2002, we determined that a continued and significant decline in Apacer's price per share was other than temporary, and accordingly, in the third quarter of 2002, we recorded a period charge to impairment of equity investments of $7.8 million to write down our investment in Apacer to $4.4 million which was determined using the price per share paid for the additional investment in August 2002. As of December 31, 2003 the recorded value of our investment in Apacer was $4.4 million.

During 2001, KYE, a company in which we have an investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there had been a significant decline in the market value of the investment. We had concluded that the decline in value is "other-than-temporary" and a write down of $3.3 million was necessary as of December 31, 2001. The investment was written down to $1.3 million based on the quoted market price as of December 31, 2001. As of December 31, 2003, the recorded value of our KYE investment was $3.2 million based on the quoted market price as of the balance sheet date.

Provision for (Benefit from) Income Taxes

In 2003, our income tax expense was $26.4 million on a net loss before tax of $38.8 million. Our provision for taxes included a charge recorded during the third quarter of 2003 to establish a full valuation allowance against our deferred tax assets offset by a reduction in income tax payable as a result of a reassessment of expected liabilities for 2003 and certain exposures. During the fourth quarter of 2003, we maintained a full valuation allowance on our net deferred tax assets. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. in recent years represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance. Our income tax benefit of $10.9 million in 2002 consisted of a 42.0% tax rate on our loss before income taxes. In 2001, our income tax benefit of $17.8 million consisted of a 38.0% tax rate on loss before income taxes. In 2003, we implemented an international tax structure, which in conjunction with the full valuation allowance, will mean that going forward we will record a tax expense as a result of foreign tax withholding and alternative minimum tax until such time that the valuation allowance against the deferred tax asset is no longer required.

Segment Reporting

Our operations involve the design, development, manufacturing, marketing and technical support of our nonvolatile memory technology and products. We offer low and medium density devices that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are differentiated based upon attributes such as density, voltage, access speed, package and predicted endurance. We also license our technology for use in non-competing applications. Our reportable segments are: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, the Special Product Group, or SPG, and Technology Licensing. Refer to Note 10 to the Consolidated Financial Statements for revenue and gross profit information by reportable segment. Our analysis of the changes for each segment is discussed below.

SMPG includes our three standard flash memory product families: the MPF family, the MPF+ family and the MTP family. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG. Effective July 1, 2003, we transferred the Small Sector Flash, or SSF, family from SMPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001. SMPG revenues were $173.1 million in 2003, $147.0 million in 2002 and $118.8 million in 2001. The increase in revenues in 2003 compared to 2002 was primarily due to increases in unit shipments of our products by 26.1%, offset by decreases in average selling prices of 9.0%. The increase in revenues in 2002 compared to 2001 was primarily due to increases in unit shipments of our products of 39.9% and lower product returns in 2002, offset by decreases in average selling prices of 28.4%. Gross margin was 13.3% in 2003, 4.6% in 2002 and negative 21.1% in 2001. The increase in gross margin in 2003 from 2002 was primarily due to higher inventory valuation adjustments in 2002, the sale of previously reserved inventory in 2003 and product mix. The increase in gross margin from 2001 to 2002 was primarily due to inventory valuation adjustments to cost of sales during 2001, offset by decreased average selling prices in 2002.

ASPG includes Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and Low Pin Count, or LPC flash products. ASPG also includes flash embedded controllers such as the ATA controller. Effective January 1, 2003, we transferred FlashFlex51 microcontroller products from ASPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001. ASPG revenues were $60.5 million in 2003, $67.8 million in 2002 and $89.6 million in 2001. The decrease in revenues in 2003 compared to 2002 was primarily due to decreases in average selling prices of 31.8%, offset by increases in unit shipments of our products of 33.3%. The decrease in revenues in 2002 compared to 2001 was primarily due to decreases in average selling prices of 38.6% offset by increases in unit shipments of our products of 15.0%. Gross margin was 19.4% in 2003, 35.6% in 2002 and 40.1% in 2001. The decrease in gross margin in 2003 from 2002 and from 2001 to 2002 was primarily due to decreases in average selling prices and product mix.

SPG includes ComboMemory, ROM/RAM Combos, SSF, MTP, FlashFlex51 microcontrollers and other special flash products. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG and FlashFlex51 microcontroller products from ASPG to SPG. Effective July 1, 2003, we transferred the SSF family from SMPG to SPG. Accordingly, our segment revenue and gross margin information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001. SPG revenues were $22.9 million in 2003, $29.2 million in 2002 and $50.1 million in 2001. The decrease in revenues in 2003 compared to 2002 was primarily due to decreases in average selling prices of 17.2% and unit shipments of our products by 5.1%. The decrease in revenues in 2002 compared to 2001 was primarily due to decreases in average selling prices of 49.7%, offset by increased unit shipments of our products by 18.3%. Gross margin was 13.0% in 2003, 23.4% in 2002 and negative 0.8% in 2001. The decrease in gross margin in 2003 from 2002 was primarily due to decreases in average selling prices and product mix. Gross margin increased from 2001 to 2002 due to changes in the product mix and inventory valuation adjustments to cost of sales in 2001.

Revenue and gross profit related to Technology Licensing was $38.5 million for 2003, $30.6 million for 2002 and $35.4 million for 2001. The increase from 2002 to 2003 related primarily to increase royalty payments from our existing licensees and up-front license fees from our new licensees. During 2000 and 2001, Winbond Electronics of Taiwan paid us $10.4 million and $20.0 million, respectively, under a settlement agreement. No further back royalty payments were required after 2001 under this legal settlement. Although the settlement payments have ceased, Winbond continues to pay royalties. The decrease from 2001 to 2002 was primarily due to the termination of license fees received as part of our legal settlement with Winbond during 2001, offset by increases in upfront license fees and royalty payments received from our licensees during 2002. We anticipate that license revenues will fluctuate significantly in the future.

Related Party Transactions

The following table is a summary of our related party revenues and purchases (in thousands):

	Year Ended December 31, 2003	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 3,615	$ --
Apacer Technology, Inc and related entities	1,555	2,361
Silicon Professional Technology Ltd	164,810	--
Grace Semiconductor Manufacturing Corporation	--	12
King Yuan Electronics Company, Limited	--	19,659
Powertech Technology, Incorporated	--	9,280
	$ 169,980	$ 31,312

	Year Ended December 31, 2002	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 2,089	$ --
Acer and related entities (1)	269	--
Apacer Technology, Inc and related entities	899	588
Professional Computer Technology Limited	141	--
Silicon Professional Technology Ltd	140,003	--
King Yuan Electronics Company, Limited	--	18,163
Powertech Technology, Incorporated	--	8,378
	$ 143,401	$ 27,129

	Year Ended December 31, 2001	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 3,728	$ --
Acer and related entities (1)	5,129	290
Apacer Technology, Inc and related entities	280	626
Ocean Contract Manufacturing Ltd	4,019	--
Professional Computer Technology Limited	76,869	--
King Yuan Electronics Company, Limited	--	21,827
Powertech Technology, Incorporated	--	9,031
	$ 90,025	$ 31,774

(1) Excludes Apacer Technology, Inc. balances.

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

	December 31, 2002		December 31, 2003	
	Accounts Receivable	Accounts Payable and Accruals	Accounts Receivable	Accounts Payable and Accruals
Silicon Technology Co., Ltd.	$ 459	$ --	$ 232	$ --
Ambit Microsystems Corp	--	--	--	4
Apacer Technology, Inc and related entities	141	119	400	736
Professional Computer Technology Limited	--	73	--	15
Silicon Professional Technology Ltd	24,648	432	40,588	550
King Yuan Electronics Company, Limited	--	4,285	--	6,896
Powertech Technology, Incorporated	--	2,253	--	2,533
	$ 25,248	$ 7,162	$ 41,220	$ 10,734

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for $939 thousand in cash. Bing Yeh, our President, CEO and Board Director, is also a member of Silicon Technology's board of directors. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products to smaller customers. At December 31, 2003, our investment, which is carried at cost, represented 9% of the outstanding equity of Silicon Technology. Our sales to Silicon Technology were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. We are not obligated to provide Silicon Technology with any additional financing.

Dr. Ronald Chwang, a member of our Board of Directors, is also a director of Ambit Microsystems Corp., which is a related entity of Acer Incorporated, or Acer.

In 2000, we acquired a 10% interest in Apacer Technology Inc, or Apacer, for $9.9 million in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer. Bing Yeh, our President, CEO and Board Director, is also a member of Apacer's board of directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181 thousand. The investment was written down to $4.4 million during 2002, please refer to Note 8 of the Notes to the Consolidated Financial Statements. At December 31, 2003, our investment represented 10% of the outstanding equity of Apacer. Our sales to the related Acer entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. Our purchases from Apacer are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with Apacer to supply us with products. If Apacer were to terminate its relationship with us, we believe that we would be able to procure the necessary products from other production subcontractors. We are not obligated to provide Apacer with any additional financing.

In 2000, we acquired a 15% interest in Professional Computer Technology Limited, or PCT, a privately held Taiwanese company, for $1.5 million in cash. Bing Yeh, our President, CEO and Board Director, is also a member of PCT's board or directors. PCT is one of our stocking representatives. In May 2002, we made an additional investment of $179 thousand in PCT. During 2003, PCT completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, certain numbers of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2003. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. As of December 31, 2003, the value of the investment recorded as long-term available-for-sale is valued at $3.8 million and the restricted portion of the investment carried at cost is recorded at $775 thousand. At December 31, 2003 our investment represented 13% of the outstanding equity of PCT. In February 2004, we purchased $1.7 million of PCT's European convertible bonds.

PCT and it subsidiary, Silicon Professional Alliance Corporation, or SPAC, earn commissions for point-of-sales transactions to its customers. Commissions to PCT and SPAC are paid at the same rate as all of our other stocking representatives in Asia. In 2001, 2002 and 2003 we paid sales commissions of $1.7 million, $2.5 million and $1.2 *million*, respectively, to PCT and SPAC. Shipments, by us or our logistics center, to PCT and SPAC for reshipment accounted for 8.5%, 10.3% and 27.3% of our product shipments in 2001, 2002 and 2003. In addition, PCT and

SPAC solicited sales, for which they earned a commission, for 13.4%, 19.5% and 12.0% of our shipments to end users in 2001, 2002 and 2003, respectively.

In March 2001, PCT established a separate company and wholly-owned subsidiary, Silicon Professional Technology, Ltd., or SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and is obligated to pay us whether or not they have collected the accounts receivable.

We do not have any long-term contracts with SPT or PCT, and SPT and PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions which would harm our business. We are not obligated to provide SPT or PCT with any additional financing.

In 2000, we acquired a 1% interest in King Yuan Electronics Company, Limited, or KYE, a publicly held Taiwanese company, which is a production subcontractor, for $4.6 million in cash. A member of our management team holds one supervisor position at KYE. The role and responsibilities of a supervisor are defined and governed by Corporate Law in Taiwan. The investment was made in KYE in order to strengthen the relationship between us and KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2002 and 2003. The investment was written down to $1.3 million during 2001 and is valued at $3.2 million as of December 31, 2003 based on the quoted market price. At December 31, 2003, our investment represented 0.5% of the outstanding equity of KYE. Our purchases from KYE are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with KYE to supply us with services. If KYE were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. We are not obligated to provide KYE with any additional financing.

In 2000, we acquired a 3% interest in Powertech Technology, Incorporated, or PTI, a privately held Taiwanese company, which is a production subcontractor, for $2.5 million in cash. The investment was made in PTI in order to strengthen the relationship between us and PTI. During 2003, PTI completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, certain numbers of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2003. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. As of December 31, 2003, the value of the investment recorded as long-term available-for-sale is valued at $5.5 million and the restricted portion of the investment carried at cost is recorded at $1.2 million. At December 31, 2003, our investment represented 3% of the outstanding equity of PTI. Our purchases from PTI are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with PTI to supply us with services. If PTI were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. We are not obligated to provide PTI with any additional financing.

In 2001, we acquired a 9% interest in Grace Semiconductor Manufacturing Corporation, or GSMC, a privately held Cayman Islands company for $50.0 million in cash. Bing Yeh, our President, CEO and Board Director, is also a member of GSMC's board of directors. In addition, a member of our management team holds one supervisor position at GSMC. The role and responsibilities of a supervisor are defined and governed by Corporate Law in the Cayman Islands. This investment is carried at cost. GSMC has a wholly owned subsidiary, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, which is a wafer foundry company with operations in China. Grace began to manufacture some of our products during 2003. We do not have a long-term contract with Grace to supply us with products. At December 31, 2003, our investment represented 7% of the outstanding equity of GSMC. In March 2004, we committed to invest an additional $33.2 million in GSMC during 2004.

Critical Accounting Estimates

Our critical accounting estimates are as follows:

- Revenue recognition;
- Allowance for sales returns;
- Allowance for doubtful accounts;
- Allowance for excess and obsolete inventory and lower of cost or market;
- Warranty accrual;
- Litigation costs;
- Valuation of equity investments; and
- Accounting for income taxes.

Revenue recognition. Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we also require that evidence of the arrangement exists, the price is fixed or determinable and collection is reasonably assured. Our shipping terms are generally freight on board, or FOB, shipping point and payment terms typically range from 30 to 75 days. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

Most of our technology licenses provide for the payment of up-front license fees and continuing royalties based on product sales. For license and other arrangements for technology that we are continuing to enhance and refine, and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us.

If we make different judgments or utilize different estimates in relation to the estimated period of technology enhancement and development, the amount and timing of our license and royalty revenues could be materially different.

Allowance for sales returns. We maintain allowances for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. The allowance for sales returns was $4.5 million, $1.8 million and $1.3 million as of December 31, 2001, 2002 and 2003, respectively. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different.

Allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts was $2.8 million, $4.4

million and $1.1 million as of December 31, 2001, 2002 and 2003, respectively.

Allowance for excess and obsolete inventory and lower of cost or market. Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. We maintain allowance for inventory for potentially excess and obsolete inventories and those inventories carried at costs that are higher than their market values. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in additional inventory write-downs. Our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. If we determine that market conditions are less favorable than those currently projected by management, such as an unanticipated decline in average selling prices or demand not meeting our expectations, additional inventory write-downs may be required. The allowance for excess and obsolete inventories was $47.7 million, $27.4 million and $11.2 million as of December 31, 2001, 2002 and 2003, respectively.

Warranty accrual. Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Litigation costs. From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have incurred certain costs associated with defending these matters. There can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. As of December 31, 2003, no estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. If additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, which could materially impact our results of operations and financial position.

Valuation of equity investments. We hold minority interests in companies having operations in the semiconductor industry. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future. The recorded value of our equity investments at December 31, 2003 is $71.0 million.

Accounting for income taxes. During the third quarter of 2003 we recorded a charge to establish a full valuation allowance against our deferred tax assets offset by a reduction in income tax payable as a result of a reassessment of expected liabilities for 2003 and certain exposures. Accordingly, for 2003 we recorded an income tax expense of $26.4 million. During the fourth quarter of 2003, we maintained a full valuation allowance on our net deferred tax assets. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. in recent years represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance. At December 31, 2003, the valuation allowance against our deferred tax asset was $41.1 million.

Liquidity and Capital Resources

Operating activities. Our operating activities generated cash of $7.6 million in 2003 and $23.4 million in 2002. For 2003, our primary source of operating cash flow was the timing of inventory purchases and payments to our vendors and service providers, offset by the payment of $37.8 million to Atmel. Cash generated from operating activities included a decreases in inventories of $29.5 million due to increased sales , which reduced the amount of inventory held, and other current and non-current assets of $18.3 million, increases in trade accounts payable from related and unrelated parties of $12.4 million due to increased strategic purchasing of certain products, increases in deferred revenue of $1.0 million and non-cash related adjustments of $37.9 million. Non-cash adjustments related to $7.7 million of depreciation and amortization, $6.7 million of inventory valuation adjustments, $22.3 million decrease in net deferred tax assets and $1.3 million of tax benefit from employee stock plans, offset by a $228 thousand charge to expense for provision for doubtful accounts. Working capital uses of cash included a net loss of $65.2 million, increases in trade accounts receivable from related and non-related parties of $19.9 million due to increased revenue at the end of 2003 compared to 2002 and increased activity through our logistic center which has extended payment terms and decreases in accrued expenses and other liabilities of $6.5 million. In 2002, cash provided by operations was $23.4 million and related primarily to non-cash adjustments of $42.4 million, including depreciation and amortization of $9.8 million, provision for doubtful accounts of $3.0 million, provision for sales returns of $2.8 million, inventory valuation adjustments of $10.4 million, changes in deferred income taxes of $7.0 million, impairment of equity investments of $7.8 million and tax benefit from employee stock plans of $1.5 million. Further, cash provided from operations relates to decreases in accounts receivable from unrelated parties of $3.3 million and inventories of $16.0 million and increases in accounts payable to unrelated parties of $4.3 million and accrued expenses and other liabilities of $1.6 million. Cash provided from operating activities was reduced by increases in accounts receivable from related parties of $4.5 million and other current and non-current assets of $21.3 million and decreases in accounts payable to related parties of $564 thousand and deferred revenue of $2.8 million.

Investing activities. Our investing activities provided cash of $9.0 million during 2003, primarily due to a total of $10.8 million cash from the excess sales and maturities of available-for-sale investments and restricted cash over the purchases of such investments, offset by $1.8 million invested in capital expenditures. Cash used in investing activities was $17.0 million during 2002. Investing activities in 2002 were primarily related to capital expenditures of $4.3 million and net purchases of available-for-sale investments and restricted cash of $11.1 million. In addition, during 2002 we invested $964 thousand in Insyde Software Corporation, a Taiwanese company that completed an initial public offering on the Taiwan Stock Exchange in January 2003, made additional investments of $179 thousand in PCT and $181 thousand in Apacer and $333 thousand in another investment. We plan to continue to invest in capital equipment to be used primarily for test equipment and design engineering tools for research and development, information systems infrastructure, and leasehold improvements.

Financing activities. Our financing activities provided cash of $4.3 million in 2003 and $3.8 million in 2002. During 2003, cash provided was from $4.5 million of common stock issued under our employee stock purchase plan and the exercise of employee stock options, offset by $250 thousand in loan repayments. During 2002, the cash provided was primarily from $4.1 million of common stock issued under our employee stock purchase plan and the exercise of employee stock options, offset by $316 thousand in loan repayments. We terminated our line of credit on July 12, 2002.

Principal sources of liquidity at December 31, 2003 consisted of $210.2 million of cash, cash equivalents, and short-term and long-term available-for-sale investments.

Purchase Commitments. As of December 31, 2003, we had outstanding purchase commitments with our foundry vendors of $72.8 million for delivery in 2004. We have recorded a liability of $538 thousand for adverse purchase commitments.

Lease Commitments. We have long-term, non-cancelable building lease commitments. We are currently seeking subtenants for our unused office space. During the third quarter of 2001, we recorded a period charge to other operating expense of $756 thousand relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. At December 31, 2002 and 2003, payments made have reduced the recorded liability to $473 thousand and $270 thousand, respectively.

Future payments due under building lease, purchase commitments and other contractual obligations as of December 31, 2003 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$ 871	$ 393	$ 478	$ --	$ --
Operating leases	20,217	5,376	6,165	5,167	3,509
Purchase commitments	72,791	72,791	--	--	--
Other long-term liability	151	--	151	--	--
Total	$ 94,030	$ 78,560	$ 6,794	$ 5,167	$ 3,509

In addition to our commitments in the above table, in March 2004, we committed to an additional $33.2 investment in GSMC during 2004.

Operating Capital Requirements. We believe that our cash balances, together with funds we expect to generate from operations, will be sufficient to meet our projected working capital and other cash requirements through at least the next twelve months. However, there can be no assurance that future events will not require us to seek additional borrowings or capital and, if so required, that such borrowing or capital will be available on acceptable terms. Factors that could affect our short-term and long-term cash used or generated from operations and as a result, our need to seek additional borrowings or capital include:

- the average selling prices of our products;
- customer demand for our products;
- the need to secure future wafer production capacity from our suppliers;
- the timing of significant orders and of license and royalty revenue;
- unanticipated research and development expenses associated with new product introductions; and
- the outcome of ongoing litigation.

Please also see "Business Risks - Our operating results fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price."

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision of FIN No. 46 that delays the implementation date for certain interests created or acquired prior to January 31, 2003 until the first interim or annual period ending after March 15, 2004. Accordingly, we will implement FIN No. 46 during the quarter ended March 31, 2004. We are currently reviewing our equity investments and associated relationships to determine if they are variable interest entities as defined by the revised FIN No. 46. It is reasonably possible that we are the primary beneficiary of or hold a significant variable interest in a variable interest entity. The nature, purpose and activities of the potential variable interest entities are outlined in Note 11 of our Notes to the Consolidated Financial Statements. Our maximum exposure to loss as a result of our involvement with the potential variable interest entities is our investment in each such entity plus amounts receivable from these entities as we are not obligated to provide any entity with any additional financing.

Business Risks

Risks Related to Our Business

Our operating results fluctuate materially, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

We incurred net losses for 2001, 2002 and 2003. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

- the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;
- competitive pricing pressures and related changes in selling prices;
- fluctuations in manufacturing yields and significant yield losses;
- new product announcements and introductions of competing products by us or our competitors;
- product obsolescence;
- lower of cost or market, obsolescence or other inventory adjustments;
- changes in demand for, or in the mix of, our products;
- the gain or loss of significant customers;
- market acceptance of products utilizing our SuperFlash® technology;
- changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
- exchange rate fluctuations;
- general economic, political and environmental-related conditions, such as natural disasters;
- increases in allowance for doubtful accounts;
- valuation allowances on deferred tax assets based on changes in estimated future taxable income;
- difficulties in forecasting, planning and management of inventory levels;
- unanticipated research and development expenses associated with new product introductions; and
- the timing of significant orders and of license and royalty revenue.

As recent experience confirms, a downturn in the market for products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

- sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;
- significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;
- sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and
- the reduction, rescheduling or cancellation of customer orders.

In addition, political or economic events beyond our control can suddenly result in increased operating costs. For example, the terrorist attacks of September 11, 2001 have resulted in a substantial increase to our business insurance costs. In addition, under a current proposed standard, we would be required to record compensation expense on stock option grants and on shares purchased under our employee stock purchase program, which would substantially increase our operating costs and impact our earnings (loss) per share.

We incurred significant inventory valuation adjustments in 2001, 2002 and 2003 and we may incur additional significant inventory valuation adjustments in the future.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate materially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of December 31, 2003, we had $46.1 million of inventory on hand, a decrease of $36.9 million, or 44.5%, from December 31, 2002. Total valuation adjustments to inventory were $72.2 million in 2001, $9.2 million in 2002 and $6.7 million in 2003. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. As of December 31, 2003, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results.

Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business in the future. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. Although we had improvements in total units shipped in 2003 compared to 2001 and 2002 and our revenues increased in 2003, we experienced decreased average selling prices. Our business could be harmed by industry-wide fluctuations in the future.

Our business may suffer due to risks associated with international sales and operations.

During 2001, 2002 and 2003, our export product and licensing revenues accounted for 90.3%, 92.0% and 92.9% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

- difficulties in complying with regulatory requirements and standards;
- tariffs and other trade barriers;
- costs and risks of localizing products for foreign countries;
- reliance on third parties to distribute our products;
- extended accounts receivable payment cycles;
- potentially adverse tax consequences;
- limits on repatriation of earnings; and
- burdens of complying with a wide variety of foreign laws.

In addition, we have made equity investments in companies with operations in China, Japan and Taiwan. The value of our investments is subject to the economic and political conditions particular to their industry, their countries and to foreign exchange rates and to the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results.

We derived 80.7%, 88.5% and 90.0% of our net product revenues from Asia during 2001, 2002 and 2003, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and also negatively impacted our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results, and stock price.

Terrorist attacks and threats, and government responses thereto, could harm our business.

Terrorist attacks in the United States or abroad against American interests or citizens, U.S. retaliation for these attacks, threats of additional terrorist activity and the war in Iraq have caused our customer base to become more cautious. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, affect the availability of materials needed to manufacture our products, or affect the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer spending in particular, which could harm our business.

We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.

We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

We depend on stocking representatives and distributors to generate a majority of our revenues.

We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives are located in Asia. The loss of our relationship with any stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

We depend on SPT, our logistics center, to support many of our customers in Asia.

Since March 2001, we have been increasing our out-sourcing activities with our customer service logistics to support our customers. Currently SPT supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly owned subsidiary of one of our stocking representatives in Taiwan, PCT. During 2001, 2002 and 2003, SPT serviced end customer shipments accounted for 29.7%, 57.4% and 64.2% of our net product revenues recognized, respectively. As of December 31, 2001, 2002, and 2003, SPT accounted for 48.8%, 68.5% and 73.4%, respectively, of our net accounts receivable. For further description of our relationships with PCT and SPT, please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Related Party Transactions."

We do not have any long-term contracts with SPT or PCT, and SPT or PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could impair our ability to collect accounts receivable from SPT and may harm our business.

We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.

We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by five foundries, TSMC in Taiwan, Sanyo, Seiko-Epson and Yasu in Japan, and Samsung in Korea. In March 2001, we invested $50.0 million in GSMC, a Cayman Islands company, for a wafer foundry project located in Shanghai, China. In March 2004, we committed to an additional $33.2 million investment in GSMC during 2004. Grace, a wholly owned subsidiary or GSMC, began manufacturing some of our products early in the fourth quarter of 2003. We anticipate that these foundries, together with Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC and Vanguard in Taiwan will manufacture substantially all of our products in 2004. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

Manufacturing capacity has in the past been difficult to secure and if capacity constraints arise in the future our revenues may decline.

In order to grow, we need to increase our present manufacturing capacity. We currently believe that the existing capacity plus additional future capacity from Grace, HHNEC and Vanguard available to us will be sufficient through 2004. However, events that we have not foreseen could arise which would limit our capacity. Similar to our $50.0 million investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

If we are not successful in subleasing our unused office space, we may be required to take additional period charges for the difference between the total future sublease income and our lease cost.

We have long-term, non-cancelable building lease commitments. We are currently in the process of locating subtenants for our unused office space. We may be unable to secure subtenants for this space due to the decrease in demand for commercial rental space in Silicon Valley. During the third quarter of 2001, we recorded a period charge to other operating expense of $756 thousand relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. If we are unable to secure subtenants, we may be required to take additional period charges for the balance of the future lease cost, and this will harm our operating results.

Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers have, from time to time, experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Either one of these events could increase our costs and harm our ability to deliver our products on time.

Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by AMD, Atmel, Intel, Macronix, Sanyo, STMicroelectronics and Winbond. If we are successful in developing our high-density products, these products will compete principally with products offered by AMD, Atmel, Fujitsu, Hitachi, Intel, Mitsubishi, Samsung, SanDisk, Sharp Electronics, STMicroelectronics and Toshiba, as well as any new entrants to the market.

In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

Competition may also come from alternative technologies such as ferroelectric random access memory devices, or FRAM, or other developing technologies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- rapidly changing technologies;
- evolving and competing industry standards;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.

We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We own 78 patents in the United States relating to our products and processes, with expiration dates ranging from 2010 to 2023, and have filed for several more. In addition, we hold several patents in Europe and Canada, and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

In the past we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and sued Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.

In addition to the Atmel, Intel and Winbond actions, we receive, from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

Public announcements may hurt our stock price. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

Our litigation may be expensive, may be protracted and confidential information may be compromised. On April 8, 2002, a jury found that we willfully infringed Atmel's '811 and '829 patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. On December 12, 2003, we paid Atmel $37.8 million to satisfy the judgement plus statutory interest accrued during the appeal. The '903 patent case still remains open. The court found that we infringed the '903 patent but the jury was unable to unanimously decide whether the '903 is valid and a mistrial was declared. A settlement conference is scheduled for April 14, 2004. If we are not able to reach a settlement agreement, the court may set a date for a new trial. If we are not successful in reaching a settlement, litigation may continue to consume substantial amounts of our financial and managerial resources. We have incurred certain costs associated with defending this matter, and at any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information with respect to our litigation, please also see "Part I, Item 3- Legal Proceedings."

If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquakes in September 1999 and March 2002 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

A virus or viral outbreak in Asia could harm our business.

We derive substantially all of our revenues from Asia and our logistics center is located in Taiwan. A virus or viral outbreak in Asia, such as the recent SARS outbreak in early 2003, could harm the operations of our suppliers, distributors, logistics center and those of our end customer, which could harm our business.

Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.

Our design and process research and development facilities and our corporate offices are located in California, which is susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, all corporate computer systems at our main California facilities are on battery back-up. In addition, all of our engineering and back-up servers and selected corporate servers are on generator back-up. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

Our growth has in the past placed a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market or sell our products or develop new products may be harmed.

Our business has in the past experienced rapid growth which strained our internal systems and future growth will require us to continuously develop sophisticated information management systems in order to manage our business effectively. We recently implemented a supply-chain management system and a vendor electronic data interface system. There is no guarantee that these measures, in themselves, will be adequate to address any growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

Risks Related to Our Industry

Our success is dependent on the growth and strength of the flash memory market.

All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of average selling prices. In some cases, downturns, such as the one we experienced from late 2000 through 2002, have lasted for more than a year. Our business could be further harmed by industry-wide prolonged downturns in the future. The flash memory products portion of the semiconductor industry, from which we derive substantially all of our revenues, suffered from excess capacity in 2001, 2002 and 2003, which resulted in greater than normal declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions began to improve during the third quarter of 2003, deteriorating market conditions at the end of 2000 through the first part 2003 have resulted in the decline of our selling prices and harmed our operating results.

There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.

Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In the past we have been able to mitigate such seasonality with the introduction of new products throughout the year. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international manufacturing and sales activities. These exposures may change over time as business practices evolve and could negatively impact our operating results and financial condition. Currently, we do not hedge these foreign exchange rate exposures. All of our sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand could reduce revenues and/or result in operating losses. In addition, a downturn in the economies of China, Japan or Taiwan could impair the value of our equity investments in companies with operations in these countries. If we consider the value of these companies to be impaired, we will write off, or expense, some or all of our investments. In the fourth quarter of 2001, we wrote down our investment in KYE by $3.3 million to $1.3 million due to an other than temporary decline in its market value. As of December 31, 2003, the recorded value of our KYE investment was $3.2 million based on the quoted market price. In the third quarter of 2002, we wrote down our investment in Apacer, a privately held memory module manufacturer located in Taiwan, by $7.8 million due to an other than temporary decline in its value. As of December 31, 2003, the recorded value of our Apacer investment was $4.4 million. In addition, we have equity investments in companies with operations in China, Japan, Taiwan and United States with recorded values at December 31, 2003 of $50.0 million, $0.9 million, $19.8 million and $0.3 million, respectively.

At any time, fluctuations in interest rates could affect interest earnings on our cash, cash equivalents and short-term investments, or the fair value of our investment portfolio. A 10% move in interest rates as of December 31, 2003 would have an immaterial effect on our financial position, results of operations and cash flows. Currently, we do not hedge these interest rate exposures. As of December 31, 2003, the carrying value of our available-for-sale investments approximated fair value. The table below presents the carrying value and related weighted average interest rates for our unrestricted and restricted cash, cash equivalents and available-for-sale investments as of December 31, 2003 (in thousands):

	Carrying Value	Interest Rate
Short-term available-for-sale investments - fixed rate	$ 60,569	1.2%
Long-term available-for-sale investments (1 to 2 years) - fixed rate	12,046	1.4%
Cash and cash equivalents - variable rate	124,625	0.6%
	$ 197,240	1.0%

Item 8. Consolidated Financial Statements and Supplementary Data

The consolidated financial statements are included in a separate section of this Annual Report.

Supplementary Data: Selected Consolidated Quarterly Data

The following table presents our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2003. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in "Business Risks."

	Quarter Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except per share data)			
Net revenues:				
Product revenues	$ 53,921	$ 54,860	$ 65,397	$ 82,351
License revenues	7,788	9,320	8,538	12,866
Total net revenues	$ 61,709	$ 64,180	$ 73,935	$ 95,217
Gross profit (loss)	$ 9,208	$ 16,247	$ 18,341	$ 32,470
Income (loss) from operations	$ (11,083)	$ (3,739)	$ (37,390)	$ 10,815
Net income (loss)	$ (10,665)	$ (4,589)	$ (59,018)	$ 9,105
Net income (loss) per share-basic	$ (0.11)	$ (0.05)	$ (0.62)	$ 0.10
Net income (loss) per share-diluted	$ (0.11)	$ (0.05)	$ (0.62)	$ 0.09

	Quarter Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in thousands, except per share data)			
Net revenues:				
Product revenues	$ 66,295	$ 61,480	$ 59,445	$ 56,801
License revenues	8,287	7,997	8,311	6,042
Total net revenues	$ 74,582	$ 69,477	$ 67,756	$ 62,843
Gross profit (loss)	$ 24,080	$ 19,242	$ 18,356	$ 6,734
Income (loss) from operations	$ 1,387	$ (7,050)	$ (1,768)	$ (13,821)
Net income (loss)	$ 1,558	$ (4,222)	$ (4,768)	$ (7,663)
Net income (loss) per share-basic	$ 0.02	$ (0.05)	$ (0.05)	$ (0.08)
Net income (loss) per share-diluted	$ 0.02	$ (0.05)	$ (0.05)	$ (0.08)

We recorded impairment of an equity investments of $7.8 million in the third quarter of 2002.

We recorded settlement fees of $36.5 million and interest of $1.3 million related to the Atmel lawsuit in the third and fourth quarter of 2003, respectively. In the third quarter of 2003, we recorded a full valuation of our deferred tax assets and associated adjustments to income tax payable, resulting in a tax expense of $22.9 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Based on their evaluation as of December 31, 2003, our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this annual report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the captions "Election of Directors," "Security Ownership of Certain Beneficial Owners and Management - Compliance with the Reporting Requirement of Section 16(a)," and "Code of Conduct," and are incorporated by reference into this report. The information relating to our executive officers is contained in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Compensation - Compensation of Officers," and is incorporated by reference into this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation - Equity Compensation Plan Information," and are incorporated by reference into this report.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Certain Transactions," and is incorporated by reference into this report. Please also see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Ratification of Selection of Independent Accountants" and is incorporated by reference into this report.

PART IV

Item 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K

(a) (1) Consolidated Financial Statements. The index to the consolidated financial statements is found on page 41 of this Report.

(2) Financial Statement Schedule. Financial statement schedule Number II is included.

(3) Exhibits. See Exhibit Index in part (c), below.

(b) Reports on Form 8-K.

On October 22, 2003, we filed a current report on Form 8-K in connection with the issuance of a press release dated October 22, 2003 announcing our financial results for the third quarter of 2003. The press release was furnished under Item 9.

On December 12, 2003, we filed a current report on Form 8-K in connection with the Federal Circuit Court of Appeals decision upholding the jury verdict of infringement of the '811 and '829 patents in favor of Atmel Corp. The disclosure was filled under Item 5.

(c) Index to Exhibits.

Exhibit Number	Description of Document
3.1 (1)	Bylaws of SST.
3.2 (2)	Restated Articles of Incorporation of SST, dated November 3, 1995.
3.3 (3)	Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000.
3.4 (4)	Certificate of Designation of Series A Junior Participating Preferred Stock.
4.1	Reference is made to Exhibits 3.1 to 3.4.
4.2 (5)	Specimen Stock Certificate of SST.
4.3 (6)	Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999.
4.4 (7)	Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000.
10.1 (8)	Equity Incentive Plan and related agreements.
10.2 (9)	Employee Stock Purchase Plan.
10.3 (10)	1995 Non-Employee Director's Stock Option Plan.
10.4 (11)	Profit Sharing Plan.
10.5 (12)	Lease Agreement between SST and Sonora Court Properties, dated May 4, 1993, as amended.
10.6 (13)	Lease Agreement between SST and Coast Properties, dated May 4, 1995, as amended.
10.8 (14)	Lease amendment, dated March 4, 1998, between SST and Sonora Court Properties.
10.9 (15)	Lease Amendment, dated March 4, 1998, between SST and Coast Properties.
10.11 (16)	Second Amendment to Lease, dated September 13, 1999, between SST and Coast Properties.

10.12 (17)	Lease Agreement between SST and Bhupinder S. Lehga and Rupinder K. Lehga, dated November 15, 1999.
10.13 (18)	Lease Agreement between SST and The Irvine Company, dated November 22, 1999.
10.14 (19)	Sunnyvale Industrials Net Lease Agreement, dated June 26, 2000.
21.1	Subsidiaries of SST.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
24.1	Power of Attorney is contained on the signature page.
31.1	Certification required by Rule 13a-14(a).
31.2	Certification required by Rule 13a-4(a).
32.1	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*
32.2	Certification of Vice President Finance & Administration, Chief Financial Officer and Secretary, as required by Rule 13a- 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*

* The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany the Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

---

1. Filed as Exhibit 3.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
2. Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
3. Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.
4. Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
5. Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on November 3, 1995, and incorporated by reference herein.
6. Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
7. Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.
8. Filed as amended as Exhibit 99.1 to our Registration Statement on Form S-8, File No. 333-98135, filed on August 15, 2002, and incorporated by reference herein.
9. Filed as amended as Exhibit 99.2 to our Registration Statement on Form S-8, File No. 33-33130, filed on March 23, 2000, and incorporated by reference herein.
10. Filed as amended as Exhibit 99.2 to our Registration Statement on Form S-8 File No. 33-98135, filed on August 15, 2002, and incorporated by reference herein.

11. Filed as Exhibit 10.5 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
12. Filed as Exhibit 10.6 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
13. Filed as Exhibit 10.7 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
14. Filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.
15. Filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.
16. Filed as Exhibit 10.23 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
17. Filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
18. Filed as Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
19. Filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, County of Santa Clara, State of California, on the 15th day of March, 2004.

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ BING YEH
Bing Yeh
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bing Yeh and Jack K. Lai, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ BING YEH Bing Yeh	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2004
/s/ JACK K. LAI Jack K. Lai	Vice President Finance & Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 15, 2004
/s/ YAW WEN HU Yaw Wen Hu	Director	March 15, 2004
/s/ TSUYOSHI TAIRA Tsuyoshi Taira	Director	March 15, 2004
/s/ RONALD CHWANG Ronald Chwang	Director	March 15, 2004
/s/ YASUSHI CHIKAGAMI Yasushi Chikagami	Director	March 15, 2004

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Silicon Storage Technology, Inc.

In our opinion, the consolidated statements listed in the accompanying index appearing under Item 15 (a) (1) on page 37 present fairly, in all material respects, the financial position of Silicon Storage Technology, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15 (a) (2) on page 37 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
February 8, 2004, except for Note 11,
which is as of March 8, 2004

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	
	2002	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 103,751	$ 124,625
Short-term available-for-sale investments	41,252	60,569
Trade accounts receivable-unrelated parties, net of allowance for doubtful accounts of $4,420 as of December 31, 2002 and $1,118 as of December 31, 2003	10,723	14,110
Trade accounts receivable-related parties	25,248	41,220
Inventories, net	83,040	46,120
Deferred tax asset	17,154	--
Other current assets	29,671	13,232
Total current assets	310,839	299,876
Equipment, furniture and fixtures, net	16,989	11,325
Equity investments	60,910	58,077
Long-term available-for-sale investments	5,862	24,969
Restricted cash and cash equivalents	11,976	--
Restricted available-for-sale investments	24,873	--
Deferred tax asset	5,164	--
Other assets	3,993	2,114
Total assets	$ 440,606	$ 396,361
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ 352	$ 393
Trade accounts payable-unrelated parties	28,408	37,342
Trade accounts payable-related parties	6,689	10,165
Accrued expenses and other liabilities	18,783	11,911
Deferred revenue	2,650	3,630
Total current liabilities	56,882	63,441
Other liabilities	1,873	1,423
Total liabilities	58,755	64,864
Commitments (Note 5) and Contingencies (Note 6).		
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value		
Authorized: 7,000 shares		
Series A Junior Participating Preferred Stock, no par value		
Designated: 450 shares		
Issued and outstanding: none	--	--
Common stock, no par value:		
Authorized: 250,000 shares		
Issued and outstanding: 93,295 shares in 2002 and 95,328 shares in 2003	339,598	345,384
Accumulated other comprehensive income	151	9,178
Retained earnings (accumulated deficit)	42,102	(23,065)
Total shareholders' equity	381,851	331,497
Total liabilities and shareholders' equity	$ 440,606	$ 396,361

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2001	2002	2003
Net revenues:			
Product revenues - unrelated parties	$ 168,593	$ 100,620	$ 86,549
Product revenues - related parties	90,025	143,401	169,980
License revenues	35,412	30,637	38,512
Total net revenues	294,030	274,658	295,041
Cost of revenues	248,161	206,246	218,775
Gross profit	45,869	68,412	76,266
Operating expenses:			
Research and development	50,380	47,069	43,144
Sales and marketing	26,794	25,498	22,272
General and administrative	17,855	17,097	14,398
Other (Note 5 and Note 7)	1,346	--	37,849
Total operating expenses	96,375	89,664	117,663
Loss from operations	(50,506)	(21,252)	(41,397)
Interest and other income	7,350	3,197	2,784
Interest expense	(338)	(214)	(138)
Impairment of equity investments	(3,274)	(7,757)	--
Loss before provision for (benefit from) income taxes	(46,768)	(26,026)	(38,751)
Provision for (benefit from) income taxes	(17,772)	(10,931)	26,416
Net loss	$ (28,996)	$ (15,095)	$ (65,167)
Net loss per share - basic and diluted	$ (0.32)	$ (0.16)	$ (0.69)
Shares used in per share calculation - basic and diluted	91,084	92,667	94,723

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(in thousands)

	Common Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount			
Balances, December 31, 2000	90,118	$ 330,310	$ 86,193	$ 132	$ 416,635
Issuance of shares of common stock under employees' stock purchase and option plans	1,467	3,679	--	--	3,679
Net loss	--	--	(28,996)	--	
Unrealized gain on available for sale securities, net of tax	--	--	--	93	
Comprehensive loss	--	--	--	--	(28,903)
Balances, December 31, 2001	91,585	333,989	57,197	225	391,411
Issuance of shares of common stock under employees' stock purchase and option plans	1,710	4,076	--	--	4,076
Tax benefit from exercise of stock options	--	1,533	--	--	1,533
Net loss	--	--	(15,095)	--	
Unrealized loss on available for sale securities, net of tax	--	--	--	(74)	
Comprehensive loss	--	--	--	--	(15,169)
Balances, December 31, 2002	93,295	339,598	42,102	151	381,851
Issuance of shares of common stock under employees' stock purchase and option plans	2,033	4,535	--	--	4,535
Tax benefit from exercise of stock options	--	1,251	--	--	1,251
Net loss	--	--	(65,167)	--	
Unrealized gain on available for sale securities, net of tax	--	--	--	9,027	
Comprehensive loss	--	--	--	--	(56,140)
Balances, December 31, 2003	95,328	$ 345,384	$ (23,065)	$ 9,178	$ 331,497

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2001	2002	2003
Cash flows from operating activities:			
Net loss	$ (28,996)	$ (15,095)	$ (65,167)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,799	9,847	7,696
Provision for doubtful accounts receivable	2,251	3,046	228
Provision for sales returns	32,227	2,842	316
Provision for excess and obsolete inventories, write down of inventory to market and adverse purchase commitments	73,932	10,441	6,670
Deferred income taxes	(19,863)	7,036	22,318
(Gain) loss on disposition of equipment	72	(92)	114
Gain on sale of equity investments	--	--	(649)
Other expenses	1,346	--	--
Impairment of equity investments	3,274	7,757	--
Tax benefit from employee stock plans	--	1,533	1,251
Changes in operating assets and liabilities:			
Trade accounts receivable from unrelated parties	55,109	3,263	(3,931)
Trade accounts receivable from related parties	(3,999)	(4,452)	(15,972)
Inventories	(108,866)	16,024	29,507
Other current and noncurrent assets	3,355	(21,269)	18,318
Trade accounts payable to unrelated parties	(15,086)	4,310	8,934
Trade accounts payable to related parties	(86)	(564)	3,476
Accrued expenses and other liabilities	(17,226)	1,588	(6,535)
Deferred revenue	(9,775)	(2,849)	980
Net cash provided by (used in) operating activities	(22,532)	23,366	7,554
Cash flows from investing activities:			
Restricted cash	12,490	--	--
Repayment of restricted cash	(12,490)	--	--
Acquisition of equipment, furniture and fixtures	(13,700)	(4,315)	(1,806)
Proceeds from sale of equipment	75	118	--
Purchases of available-for-sale investments and restricted cash	(166,538)	(74,272)	(54,958)
Sales and maturities of available-for-sale investments	234,928	63,156	65,799
Investment in equity securities	(52,211)	(1,660)	--
Cash used in acquisition	(498)	--	--
Net cash provided by (used in) investing activities	2,056	(16,973)	9,035
Cash flows from financing activities:			
Borrowings	1,800	--	--
Repayments	(261)	(316)	(250)
Issuance of shares of common stock	3,679	4,076	4,535
Other	(230)	--	--
Net cash provided by financing activities	4,988	3,760	4,285
Net increase (decrease) in cash and cash equivalents	(15,488)	10,153	20,874
Cash and cash equivalents at beginning of year	109,086	93,598	103,751
Cash and cash equivalents at end of year	$ 93,598	$ 103,751	$ 124,625
Supplemental disclosure of cash flow information:			
Cash received for interest	$ 8,760	$ 3,449	$ 2,813
Cash paid for interest	$ 356	$ 221	$ 127
Net cash paid for (received from) income taxes	$ 12,965	$ (3,189)	$ (8,224)

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations:

Silicon Storage Technology, Inc. ("SST" or "us" or "we") supplies flash memory semiconductor devices for digital consumer, networking, wireless communications and Internet computing markets. Flash memory is nonvolatile memory that does not lose data when the power source is removed and is capable of electronically erasing selected blocks of data. We license our SuperFlash technology to other companies for non-competing applications. Our products are used in personal computers, personal computer peripheral devices, consumer electronics and communications devices. Our products are sold to manufacturers located primarily in Asia.

Use of Estimates in Preparation of the Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations:

Our sales are concentrated in the nonvolatile memory class of the semiconductor memory industry, which is highly competitive and rapidly changing. Significant technological changes in the industry, changes in customer requirements, changes in product costs and selling prices, or the emergence of competitor products with new capabilities or technologies could affect our operating results adversely. We currently buy all wafers and die, an integral component of our products, from outside suppliers and we are dependent on third party subcontractors to assemble and test our products. Failure by these suppliers to satisfy our requirements on a timely basis at competitive prices could cause us to suffer manufacturing delays, a possible loss of revenues, or higher than anticipated costs of revenues, any of which could severely adversely affect operating results.

Since March 2001, we have been increasing our out-sourcing activities for our end customer service logistics to support our customers. Currently Silicon Professional Technology Ltd., or SPT, supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the years ended December 31, 2001, 2002 and 2003, SPT serviced end customer sales accounting for 29.7%, 57.4% and 64.2% of our net product revenues recognized. Further description of our relationships with PCT and SPT are in Note 11 of these Notes to the Consolidated Financial Statements.

We ship products to, and have accounts receivable from, original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, stocking representatives, distributors, and our logistics center. Our stocking representatives, distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. Shipments, by us or our logistic center, to our top three stocking representatives for reshipment accounted for 10.9%, 16.9% and 29.9% of our product shipments in 2001, 2002 and 2003, respectively. In addition, the same three stocking representatives solicited sales, for which they received a commission, for 27.5%, 41.3% and 32.8% of our shipments to end users in 2001, 2002 and 2003, respectively. Our stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The loss of our relationship with any of our stocking representatives or distributors could harm our operating results by impairing our ability to sell our products to our end customers. Our logistics center, SPT, may cease providing services to us at any time. If SPT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could impair our ability to collect accounts receivable from SPT and may harm our business.

We derived 80.7%, 88.5% and 90.0% of our net product revenues from Asia during 2001, 2002 and 2003, respectively. In addition, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

It should be noted that we may be greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries continue to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our product. Any kind of activity of this nature or even rumors of such activity could severely and negatively impact our operations, revenues, operating results, and stock price.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster, such as a typhoon, near one or more of our major suppliers, like the earthquakes in September 1999 and March 2002 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

Basis of Consolidation:

The consolidated financial statements include the accounts of SST and our wholly-owned subsidiaries after elimination of inter-company balances and transactions. The functional currency of SST and its subsidiaries is the United States dollar.

Foreign Currency Transactions:

Monetary accounts maintained in currencies other than the United States dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transactions. The effects of foreign currency re-measurement are reported in current operations. The effect of foreign currency re-measurement was not significant in fiscal years 2001, 2002 or 2003.

Financial Instruments:

Cash equivalents are highly liquid investments with original or remaining maturities of three months or less as of the dates of purchase. Highly liquid investments included in cash equivalents are classified as available-for-sale and are carried at cost, which approximates fair value. Cash equivalents present insignificant risk of changes in value because of interest rate changes. We maintain substantially all of our cash balances with three major financial and/or brokerage institutions domiciled in the United States and we have not experienced any material losses relating to these investment instruments.

Short and long-term investments, which are comprised of federal, state and municipal government obligations, foreign and public corporate debt securities and listed equity securities, are classified as available-for-sale and carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in shareholders' equity as other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded on the specific identification method. Realized gains in 2003 were $649 thousand. Realized gains and losses were not material in 2001 and 2002.

The carrying amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate fair values based upon the short maturities of those financial instruments. The fair value of available-for-sale investments is in Note 2 of these Notes to the Consolidated Financial Statements.

Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, cash equivalents, investments and trade accounts receivable. We invest our excess cash in accordance with our investment policy, which has been approved by our Board of Directors and reviewed periodically. We perform credit evaluations of new customers and require those without positive, established histories to pay in advance, upon delivery or through letters of credit. Otherwise, we do not require collateral of our customers, and maintain allowances for potential credit losses. As of December 31, 2002 and 2003, SPT represented 68.5% and 73.4% of our net accounts receivable, respectively.

We have acquired interests in Japanese and Taiwanese companies and a Cayman Islands company operating in China. See Note 11 of these Notes to the Consolidated Financial Statements. Some of these companies are privately held and it was not practicable to estimate the fair value of the investments in the issued untraded common stock. Investments in privately held companies are included in "Equity investments" in the balance sheet and are carried at their original cost. When a decline in value is other than temporary the securities are reduced to their estimated fair value. Some of the Taiwanese companies are public companies and their stock is traded on the Taiwan Stock Exchange. Three of these companies completed initial public offerings in Taiwan during 2003. Under Taiwan security regulations, a certain number of shares must be held in central custody subsequent to an initial public offering and are restricted from sale for a period of time. Shares required to be held in custody for greater than a one year period are carried at cost and recorded as equity investments. The unrestricted shares and the shares available for sale within one year from the balance sheet date are carried at quoted market price and included in long-term available for sale investments, with unrealized gains and losses reported as a separate component of shareholders' equity. If a loss is other than temporary, it is reported as an "Impairment of equity investments." See Note 8 of these Notes to the Consolidated Financial Statements. Cash dividends and other distributions of earnings from the investees, if any, are included in other income when declared.

Inventories:

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are not realized, we may be required to adjust our inventory value to reflect the lower of cost or market. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and have a significant impact on our financial position and results of operations. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results. As of December 31, 2003, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. While we have programs to minimize the required inventories on hand and we consider technological obsolescence when estimating allowances for potentially excess and obsolete inventories and those required to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term. Such changes in estimates could have a significant impact on our financial position and results of operations.

Inventory valuation adjustments to cost of sales and adverse purchase commitments amounted to $72.2 million in 2001, $10.4 million in 2002 and $6.7 million in 2003. In 2001, 2002 and 2003, $24.5 million, $5.9 million and $3.3 million, respectively, of the adjustment related to lower of cost or market with the balance due to excess or obsolete inventory.

Equipment, Furniture and Fixtures:

Equipment, furniture and fixtures are stated at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. See Note 3 of these Notes to the Consolidated Financial Statements.

Intangible Assets:

Intangible assets include technology acquired in acquisitions and technology acquired under licensing arrangements. These amounts are included in other assets and amortized over estimated lives of three to five years.

Long-Lived Assets:

Long-lived assets include equipment, furniture and fixtures, equity investments and intangible assets. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Revenue Recognition:

Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we require that evidence of the arrangement exists, the price is fixed or determinable and collection is reasonably assured. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Products shipped to SPT are accounted for as our inventory held at our logistics center and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we re-examine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally coincides with the receipt of payment.

Research and Development:

Research and development expenses are charged to operations as incurred.

Income Taxes:

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Computation of Net Loss Per Share:

We have computed and presented net loss per share under two methods, basic and diluted. Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding and potential common shares (when dilutive).

Stock Compensation:

We account for stock-based compensation using the intrinsic value method. No compensation cost has been recognized for the stock option plans or the employee stock purchase plan. Had compensation cost for these plans been determined based on the fair value at the grant date for the awards, our net loss and net loss per share for 2001, 2002 and 2003 would have been increased to the pro forma amounts indicated below (in thousands):

	Year ended December 31,		
	2001	**2002**	**2003**
Net loss, as reported	$ (28,996)	$ (15,095)	$ (65,167)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,677)	(12,112)	(7,601)
Pro forma net loss	$ (45,673)	$ (27,207)	$ (72,768)
Pro forma net loss per share - basic and diluted	$ (0.50)	$ (0.29)	$ (0.77)

The fair value of each option grant for both the stock option plans is estimated on the date of grant using the Black-Scholes multiple options pricing model with the following weighted average assumptions by year:

	Year ended December 31,		
	2001	**2002**	**2003**
Risk-free interest rate	3.9-5.0%	2.8-4.9%	2.4-3.1%
Expected term of option	3 years	6 years	5 years
Expected volatility	100%	100%	100%
Expected dividend yield	0%	0%	0%

The weighted average fair value of options granted under the Equity Incentive Plan and the Directors' Plan during 2001, 2002 and 2003 was $4.01, $4.01 and $6.45, respectively, per share.

The fair value of each stock purchase right is estimated using the Black-Scholes model with the following weighted average assumptions by year:

	Year ended December 31,		
	2001	**2002**	**2003**
Risk-free interest rate	3.6-5.3%	2.1-2.3%	1.0-1.4%
Expected term of right	1/2 year	1/2 year	1/2 year
Expected volatility	100%	100%	100%
Expected dividend yield	0%	0%	0%

Option grants and Purchase Plan rights are priced at the date of grant. The risk-free interest rate range represents the low and high end of the range used at different points during the year.

The weighted average valuation of right grants under the Purchase Plan during 2001, 2002 and 2003 was $7.00, $3.81

and $1.82, respectively, per share.

Comprehensive Loss:

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes unrealized gains and losses on available-for-sale investments, net of tax. Other comprehensive gain (loss) is presented in the statement of shareholders' equity and comprehensive loss.

Reclassifications:

Certain amounts in our prior years consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on our previously reported net loss.

Recent Accounting Pronouncements:

In January 2003, the Financial Accounting Standards Board, or FASB, issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision of FIN No. 46 that delays the implementation date for certain interests created or acquired prior to January 31, 2003 until the first interim or annual period ending after March 15, 2004. Accordingly, we will implement FIN No. 46 during the quarter ended March 31, 2004. We are currently reviewing our equity investments and associated relationships to determine if they are variable interest entities as defined by the revised FIN No. 46. It is reasonably possible that we are the primary beneficiary of or hold a significant variable interest in a variable interest entity. The nature, purpose and activities of the potential variable interest entities are outlined in Note 11 of our Notes to the Consolidated Financial Statements. Our maximum exposure to loss as a result of our involvement with the potential variable interest entities is our investment in each such entity plus amounts receivable from these entities as we are not obligated to provide any additional financing.

2. Available-for-Sale Investments:

The fair value of available-for-sale investments, including restricted available-for-sale investments, as of December 31, 2003 were as follows (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds and notes	$ 184	$ --	$ --	$ 184
Government bonds and notes	158,382	14	--	158,396
Foreign listed equity securities	3,759	9,265	(101)	12,923
Total bonds, notes and equity securities	$ 162,325	$ 9,279	$ (101)	171,503
Less amounts classified as cash equivalents				(85,965)
Total short and long-term available-for-sale investments				$ 85,538
Contractual maturity dates for investments in bonds and notes:				
Less than 1 year				$ 60,569
1 to 5 year				12,046
				$ 72,615

The unrealized gain as of December 31, 2003 is recorded in accumulated other comprehensive income, net of tax of zero amount.

The fair value of available-for-sale investments as of December 31, 2002 were as follows (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds and notes	$ 359	$ --	$ --	$ 359
Government bonds and notes	123,763	107	--	123,870
Foreign listed equity securities	1,299	138	--	1,437
Total bonds, notes and equity securities	$ 125,421	$ 245	$ --	125,666
Less amounts classified as cash equivalents				(53,679)
Total short and long-term available-for-sale investments				$ 71,987

The unrealized gain as of December 31, 2002 is recorded in accumulated other comprehensive income, net of tax of $94 thousand. At December 31, 2002, $24.8 million of available-for-sale investments were restricted as security for a bond associated with a legal contingency.

3. Balance Sheet Detail (in thousands):

Accounts receivables comprise:

	December 31, 2002	December 31, 2003
Trade Accounts Receivable	$ 42,178	$ 57,749
Allowance for sales returns	(1,787)	(1,301)
Allowance for doubtful accounts	(4,420)	(1,118)
	$ 35,971	$ 55,330

Inventories comprise:

	December 31, 2002	December 31, 2003
Raw materials	$ 40,036	$ 20,735
Work in process	8,923	11,265
Finished goods	28,608	9,579
Consigned inventory	5,473	4,541
	$ 83,040	$ 46,120

Other current assets comprise:

	December 31, 2002	December 31, 2003
Refundable income tax	$ 22,744	$ 5,533
Other current assets	6,927	7,699
	$ 29,671	$ 13,232

Equipment, furniture and fixtures comprise:

	December 31, 2002	December 31, 2003	Estimated Useful Lives
Equipment	$ 15,142	$ 13,533	Four years
Computer and design hardware	7,937	11,900	Three years
Software	8,625	9,768	Three years
Vehicles	--	12	Five years
Furniture and fixtures	10,490	9,213	Seven years
	42,194	44,426	
Less accumulated depreciation	25,762	33,392	
	16,432	11,034	
Construction in progress	557	291	
	$ 16,989	$ 11,325	

Depreciation expense was $8.4 million, $9.3 million and $7.7 million for 2001, 2002 and 2003, respectively.

Accrued liabilities comprise:

	December 31, 2002	December 31, 2003
Accrued compensation and related	$ 5,070	$ 4,911
Accrued income tax payable	6,782	659
Accrued liabilities-related parties	473	569
Accrued warranty	492	187
Other accrued liabilities	5,966	5,585
	$ 18,783	$ 11,911

Accrued warranty:

Balance at December 31, 2001	$ 2,883
Accruals for warranties issued during the period	460
Settlements made	(2,851)
Balance at December 31, 2002	$ 492
Accruals for warranties issued during the period	485
Settlements made	(790)
Balance at December 31, 2003	$ 187

Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Warranty expense has decreased from 2002 to 2003 due to lower return rates.

Our technology license agreements generally include an indemnification clause that indemnifies the licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark or trade secret infringement by our proprietary technology. The terms of these guarantees approximate the terms of the technology license agreements, which typically range from five to ten years. Our current license agreements expire from 2004 through 2014. The maximum possible amount of future payments we could be required to make, if such indemnifications were required on all of these agreements, is $36.7 million. We have not recorded any liabilities as of December 31, 2003 related to these indemnities as no such claims have been made or asserted.

4. Commitments:

We lease our corporate facilities under non-cancelable operating leases that expire in 2004 through 2012. The leases require escalating monthly payments over their terms and, therefore, periodic rent expense is being recognized on a straight-line basis. Under the terms of the leases, we are responsible for maintenance costs, including real property taxes, utilities and other costs. Rent expense was, $5.3 million, $5.4 million and $5.5 million in 2001, 2002 and

2003, respectively.

During the third quarter of 2001, we recorded a period charge to other operating expense of $756 thousand relating to an operating lease for an abandoned building. This charge represented the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. At December 31, 2001, 2002 and 2003, payments made have reduced the recorded liability to $662 thousand, $473 thousand and $270 thousand, respectively.

Future minimum rental payments at December 31, 2003 are as follows (in thousands):

2004	$	5,376
2005		3,677
2006		2,488
2007		2,546
2008		2,621
Thereafter		3,509
	$	20,217

Purchase Commitments:

As of December 31, 2003, we had outstanding purchase commitments with our foundry vendors of $72.8 million for delivery in 2004. We have recorded a liability of $538 thousand for adverse purchase commitments.

5. Contingencies:

In January 1996, Atmel Corporation filed suit against SST alleging that we infringed six U.S. patents. We successfully moved for summary judgment on two of the six asserted patents in September 1997. In January 2001, Atmel withdrew its allegation that we infringed another patent. On May 7, 2002, a judgment was entered against the us in the amount of $36.5 million. We appealed the judgment on July 16, 2002. On September 12, 2003 the Court of Appeals upheld the jury's verdict. On November 18, 2003 the Court of Appeals denied our request for a rehearing, and in December 2003 we paid Atmel $37.8 million to satisfy the judgment plus statutory interest accrued during the appeals. The payment was recorded as other operating expense in the year ending December 31, 2003.

The other patent remaining in the case, the '903 patent, expired in September 2001. The trial court has held that, if it is found to be valid, certain of our products infringed that patent. The trial to determine whether the '903 patent is invalid began on July 29, 2002. On August 5, 2002 the jury announced that it was unable to reach a verdict on our invalidity defense, and a mistrial was declared. Atmel requested a new trial, but the Court stayed the matter until after our appeal of the earlier judgment is resolved. At Atmel's request, the Court has directed the parties to conduct a settlement conference before a Magistrate Judge. That settlement conference is scheduled for April 14, 2004. If the parties are unable to reach a settlement agreement, the Court may set a date for a new trial. The impact related to the outcome of the remaining patent is undeterminable at this time.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have accrued certain costs associated with defending these matters. There can be no assurance the remaining Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2003.

6. Shareholders' Equity:

Authorized Capital Shares:

Our authorized capital shares consist of 250.0 million shares of common stock and 7.0 million shares of preferred stock. Of the preferred stock, 450 thousand shares have been designated as series A junior participating preferred stock. All of our capital shares have no par value.

Share Purchase Rights Plan:

We have a Share Purchase Rights Plan, adopted in May 1999 and subsequently amended, in which preferred stock rights were distributed as a rights dividend at a rate of one right for each share of common stock held as of the close of business on May 27, 1999. Preferred stock rights will also be issued with any new issuance of common shares. Each Right entitles the registered holder under certain circumstances to purchase from us one three- hundredth (one-third of one one-hundredth) of a share of series A junior participating preferred stock. Until the occurrence of certain events the preferred stock rights will be transferable with and only with the Common Shares. The effect will be to discourage acquisitions of more than 15 percent of our common stock without negotiations with our Board of Directors. The rights expire May 3, 2009.

Net Loss Per Share:

A reconciliation of the numerator and the denominator of basic and diluted net loss per share are as follows (in thousands except for per share data):

	Year ended December 31,		
	2001	**2002**	**2003**
Numerator - Basic and diluted			
Net loss	$ (28,996)	$ (15,095)	$ (65,167)
Denominator - Basic and diluted			
Weighted average common stock outstanding	91,084	92,667	94,723
Basic and diluted net loss per share	$ (0.32)	$ (0.16)	$ (0.69)

Stock options to purchase 10.9 million, 10.7 million and 10.1 million shares of common stock with weighted average price of $7.13, $7.46 and $7.79 were outstanding at December 31, 2001, 2002 and 2003, respectively, but were not included in the computation of diluted net loss per share because we had a net loss in 2001, 2002 and 2003, and inclusion of the shares would be anti-dilutive.

Equity Incentive Plan:

Our 1995 Equity Incentive Plan, or the Equity Incentive Plan, as amended, has 31.8 million shares of common stock reserved for issuance upon the exercise of stock options to our employees, directors, consultants and affiliates.

Under the Equity Incentive Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares under option, the option term and the exercise price. The options generally are exercisable beginning one year from date of grant and generally thereafter over periods ranging from four to five years from the date of grant. The term of any options issued may not exceed ten years from the date of grant.

Directors' Option Plan:

Our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, as amended, provides for the automatic initial grant of options to purchase 45 thousand shares of our common stock to our non-employee directors. The Directors' Plan also provides for the grant of options to purchase up to an additional 18 thousand shares annually thereafter. Options under the Directors' Plan become exercisable immediately upon date of grant, and the exercise price of options granted must equal or exceed the fair market value of our common stock on the date of grant. The options expire ten years after the date of grant. As of December 31, 2003, we have reserved 950 thousand shares of common stock for issuance upon the exercise of stock options under the Directors' Plan.

Activity under the Equity Incentive Plan and Directors' Plan are as follows (in thousands, except per share data):

	Available for Grant	Options Outstanding Shares	Options Outstanding Price Per Share	Options Outstanding Amount	Weighted Average Price
Balances, December 31, 2000	3,318	10,603	$ 0.05 - $ 29.44	$ 71,428	$ 6.74
Granted	(1,878)	1,878	4.46 - 18.56	11,639	6.20
Exercised	--	(1,220)	0.05 - 10.29	(1,294)	1.06
Terminated	374	(374)	0.68 - 29.44	(4,128)	11.02
Authorized	2,000	--	-- --	--	--
Balances, December 31, 2001	3,814	10,887	0.05 - 29.44	77,645	7.13
Granted	(1,377)	1,377	3.65 - 10.80	7,133	5.16
Exercised	--	(1,193)	0.05 - 8.63	(1,227)	1.03
Terminated	417	(417)	0.68 - 29.44	(4,038)	9.68
Authorized	2,200	--	-- --	--	--
Balances, December 31, 2002	5,054	10,654	0.05 - 29.44	79,513	7.46
Granted	(1,337)	1,337	2.30 - 13.57	11,460	8.57
Exercised	--	(1,102)	0.05 - 10.29	(2,305)	2.09
Terminated	741	(741)	0.95 - 26.02	(9,523)	12.98
Authorized	1,650	--	-- --	--	--
Balances, December 31, 2003	6,108	10,148	$ 0.07 - $ 29.44	$ 79,145	$ 7.79

At December 31, 2001, 2002 and 2003, 5.4 million, 6.6 million and 6.9 million options were exercisable at a weighted-average exercise price per share of $5.06, $6.62 and $7.96, respectively.

Employee Stock Purchase Plan:

Our 1995 Employee Stock Purchase Plan, or the Purchase Plan, as amended, has 6.0 million shares reserved for issuance. The Purchase Plan provides for eligible employees to purchase shares of common stock at a price equal to 85% of the fair market value of our common stock on the date of the option grant, or, if lower, 85% of the fair market value of our common stock six months after the option grant, by withholding up to 10 percent of their annual base earnings. At December 31, 2003, 2.4 million shares were available for purchase under the Purchase Plan. Shares issued under the Purchase Plan in 2001, 2002 and 2003 were 247 thousand, 517 thousand and 931 thousand, respectively.

The options outstanding and currently exercisable by exercise price under the Equity Incentive Plan and the Directors' Plan at December 31, 2003 are as follows:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Outstanding	Options Exercisable: Weighted-Average Exercise Price
$ 0.07 - $ 1.04	1,691,720	4.04	$ 0.92	1,691,720	$ 0.92
$ 1.08 - $ 2.36	1,109,153	5.14	$ 2.00	1,069,083	$ 2.00
$ 2.54 - $ 4.42	1,212,560	8.10	$ 3.69	311,106	$ 3.80
$ 4.46 - $ 4.96	1,198,525	7.38	$ 4.60	570,576	$ 4.72
$ 5.00 - $ 9.00	1,018,959	7.73	$ 7.67	600,751	$ 7.64
$ 9.28 - $ 9.85	1,153,090	8.31	$ 9.50	398,086	$ 9.83
$ 9.92 - $ 11.82	1,040,044	5.58	$ 11.13	773,359	$ 11.09
$ 11.85 - $ 18.60	1,017,065	6.62	$ 17.51	812,022	$ 17.88
$ 19.96 - $ 28.35	690,353	6.45	$ 24.11	625,308	$ 24.11
$ 29.44 - $ 29.44	17,160	6.50	$ 29.44	14,265	$ 29.44
$ 0.07 - $ 29.44	10,148,629	6.48	$ 7.79	6,866,276	$ 7.96

7. Other Operating Expenses:

Other operating expenses comprised (in thousands):

	Year ended December 31,		
	2001	2002	2003
Operating lease impairment	$ 756	$ --	$ --
Patent impairment	590	--	--
Atmel Settlement	--	--	37,849
	$ 1,346	$ --	$ 37,849

Operating lease impairment. During the third quarter of 2001, we recorded a period charge to other operating expense of $756 thousand relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. At December 31, 2001, 2002 and 2003, payments made have reduced the recorded liability to $662 thousand, $473 thousand and $270 thousand, respectively.

Patent impairment. During the quarter ended December 31, 2001, due to the delays in completing the first flash memory device using the Agate technology, we recorded an expense for impairment of intangible assets of $590 thousand. The assets related to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (undiscounted and before interest) from use of these assets and then determined the impairment loss of $590 thousand based on the difference between the net book value of the assets and the estimated fair value of the assets.

Atmel Settlement. In September 2003, the Federal Circuit Court issued a decision upholding the trial court verdict that we infringed on the '811 and '829 patents in our lawsuit with Atmel. As a result of that decision, we accured the judgement of $36.5 million. In October 2003, the court denied our petition to reconsider its decision. In December 2003, we recorded an additional $1.3 million in settlement fees related to the interest on the judgement from the time the judgement was entered in May 2002 to the payment date of the judgement in December 2003. The total judgement and interest of $37.8 million was paid to Atmel in December 2003.

8. Impairment of Equity Investments:

In 2000, we acquired a 10.0% interest in Apacer Technology, Inc., or Apacer, a privately held company located in Taiwan that designs, manufactures and markets memory modules, for $9.9 million in cash. Our investment in Apacer was valued at cost. Bing Yeh, our President and CEO and a member of our Board of Directors, is also a member of Apacer's Board of Directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181 thousand. At the end of the third quarter of 2002, we determined that a continued and significant decline in Apacer's price per share was other than temporary, and accordingly, in the third quarter of 2002, we recorded a period charge to other expense of $7.8 million to write down our investment in Apacer to $4.4 million which was determined using the price per share paid for the additional investment in August 2002.

During 2001, KYE, a company in which we have an investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there had been a significant decline in the market value of the investment. We had concluded that the decline in value is "other-than-temporary" and a write down of $3.3 million was necessary as of December 31, 2001. The investment was written down to $1.3 million based on the quoted market price as of December 31, 2001. The recorded value of our KYE investment was $3.2 million based on the quoted market price as of December 31, 2003.

9. Income Taxes:

The provision for income taxes reflected in the statements of operations for the years ended December 31, 2001, 2002 and 2003 are as follows (in thousands):

	Year ended December 31,		
	2001	2002	2003
Current:			
Federal	$ 2,078	$ (3,912)	$ 2,516
State	1	1	2
Foreign	12	16	1,580
	2,091	(3,895)	4,098
Deferred:			
Federal	(16,518)	(5,874)	16,818
State	(3,345)	(1,162)	5,500
	(19,863)	(7,036)	22,318
	$ (17,772)	$ (10,931)	$ 26,416

Our effective tax rate (benefit)/provision differs from the statutory federal income tax rate as shown in the following schedule:

	Year ended December 31,		
	2001	2002	2003
United States statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(3.0)	(4.5)	--
Foreign taxes, net	0.2	--	4.0
Research and development credit	(3.0)	(5.9)	(4.8)
Tax exempt interest	--	(2.5)	(2.0)
Capital loss carried forward and not benefitted	--	10.4	--
Change in estimated tax contingency	--	(4.3)	--
Change in valuation allowance	--	--	106.1
Other	2.8	(0.2)	(0.1)
	(38.0)%	(42.0)%	68.2 %

As of December 31, 2002 and 2003 our deferred tax assets and liabilities consisted of (in thousands):

	December 31,	
	2002	2003
Allowance for excess and obsolete inventory	$ 6,096	$ 2,552
Allowance for sales returns	691	457
Allowance for doubtful accounts	1,709	419
Deferred revenue	1,546	--
Other	803	2,803
Capitalized research and development	--	2,052
Net operating loss carry-forwards	1,731	10,516
Depreciation	648	803
Tax credits	9,094	21,512
Total deferred tax asset	$ 22,318	$ 41,114
Valuation allowance	--	(41,114)
	$ 22,318	$ --
Current portion	$ 17,154	$ --
Long-term portion	5,164	--
	$ 22,318	$ --

Our provision for taxes included a charge recorded during the third quarter of 2003 to establish a full valuation allowance against our deferred tax assets offset by a reduction in income tax payable as a result of a reassessment of expected liabilities for 2003 and certain exposures. Accordingly, for 2003 we recorded a net charge of $26.4 million. During the fourth quarter of 2003, we maintained a full valuation allowance on our net deferred tax assets. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. in recent years represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

At December 31, 2003, we had available $27.5 million for federal and $35.8 million for state net operating loss carry-forwards. These net operating losses, if not utilized, expire in 2023 and 2024. $2.0 million of net operating losses relates to stock options, which when realized will be credited to equity. At December 31, 2003 we also had available research and development credit carry-forwards for federal and state income tax purposes of $10.6 million and $5.5 million, respectively. The federal carry-forwards expire between 2017 and 2024. In addition, we have $4.6 million of foreign tax credit carry-forwards which will expire in 2009.

10. Segment Reporting:

Our operations involve the design, development, manufacturing, marketing and technical support of our nonvolatile memory products. We offer low and medium density devices that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are differentiated based upon attributes such as density, voltage, access speed, package and predicted endurance. We also license our technology for use in non-competing applications.

We manage our business in four reportable segments: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, the Special Product Group, or SPG, and Technology Licensing. We do not allocate operating expenses, interest and other income, interest expense, impairment of equity investments and provision for or benefit from income taxes to any of these segments for internal reporting purposes, as we do not believe that allocating these expenses are material in evaluating a business unit's performance.

SMPG includes our three standard flash memory product families: the Multi-Purpose Flash, or MPF, family, the Multi-Purpose Flash Plus, or MPF+, family and the Many-Time Programmable, or MTP, family. These families allow us to produce products optimized for cost, functionality and quality to support a broad range of mainstream applications that use nonvolatile memory products. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG. Effective July 1, 2003, we transferred the Small Sector Flash, or SSF, family from SMPG to SPG. Accordingly, our segment revenues and gross profit information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001.

ASPG includes Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and Low Pin Count, or LPC, flash products. These products are designed to address specific applications such as cellular phones, hard disk drives and PCs. ASPG also includes flash embedded controllers such the ATA flash disk controller to consumer, industrial and mass data storage applications. Effective January 1, 2003, we transferred FlashFlex51 microcontroller products from ASPG to SPG. Accordingly, our segment revenue and gross margin information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001.

SPG includes ComboMemory, ROM/RAM Combos, the Small Sector Flash, or SSF, family, certain Multi-Time Programmable, or MTP, family, FlashFlex51 microcontrollers and other special flash products. These products are used in applications requiring low power and a small form factor such as cellular phones, wireless modems, MP3 players, pagers and digital organizers. Effective January 1, 2003, we transferred certain MTP products from SMPG to SPG and FlashFlex51 microcontroller products from ASPG to SPG. Effective July 1, 2003, we transferred the SSF family from SMPG to SPG. Accordingly, our segment revenue and gross margin information have been reclassified for presentation purposes as if the transfer occurred as of January 1, 2001.

Technology licensing includes both up front license fees and royalties.

The following table shows our product revenues and gross profit (loss) for each segment (in thousands):

	Year Ended December 31, 2003	
	Revenues	Gross Profit
SMPG	$ 173,126	$ 23,047
ASPG	60,481	11,723
SPG	22,922	2,984
Technology Licensing	38,512	38,512
	$ 295,041	$ 76,266

	Year Ended December 31, 2002	
	Revenues	Gross Profit (Loss)
SMPG	$ 147,037	$ 6,803
ASPG	67,792	24,138
SPG	29,192	6,834
Technology Licensing	30,637	30,637
	$ 274,658	$ 68,412

	Year Ended December 31, 2001	
	Revenues	Gross Profit (Loss)
SMPG	$ 118,831	$ (25,101)
ASPG	89,643	35,953
SPG	50,144	(395)
Technology Licensing	35,412	35,412
	$ 294,030	$ 45,869

Our net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

	Year ended December 31,		
	2001	2002	2003
United States	$ 28,592	$ 21,871	$ 19,600
Europe	21,332	10,599	9,957
Japan	23,549	28,465	27,575
Korea	22,039	30,321	25,214
Taiwan	110,847	91,219	109,254
China (including Hong Kong)	57,146	70,609	76,107
Other Asian countries	28,157	21,574	27,334
Rest of world	2,368	--	--
	$ 294,030	$ 274,658	$ 295,041

Foreign revenue is based on the country to which the product is shipped by us or our logistics center.

The locations and net book value of long-lived assets follows:

	December 31,	
	2002	2003
United States	$ 15,747	$ 10,052
China	752	855
Taiwan	378	299
Other	112	119
	$ 16,989	$ 11,325

11. Equity Investments and Related Party Reporting:

Equity investments comprise (in thousands):

	December 31, 2003		
	Equity Investments at Cost	Available for Sale Investments at Fair Market Value	Total Equity Investment
Apacer Technology, Inc	$ 4,358	$ --	$ 4,358
Grace Semiconductor Manufacturing Corporation	50,000	--	50,000
Insyde Software Corporation	466	397	863
King Yuan Electronics Company, Limited	--	3,218	3,218
Powertech Technology, Incorporated	1,206	5,498	6,704
Professional Computer Technology Limited	775	3,810	4,585
Silicon Technology Co., Ltd	939	--	939
Other	333	--	333
	$ 58,077	$ 12,923	$ 71,000

	December 31, 2002		
	Equity Investments at Cost	Available for Sale Investments at Fair Market Value	Total Equity Investment
Apacer Technology, Inc	$ 4,358	$ --	$ 4,358
Grace Semiconductor Manufacturing Corporation	50,000	--	50,000
Insyde Software Corporation	964	--	964
King Yuan Electronics Company, Limited	--	1,437	1,437
Powertech Technology, Incorporated	2,532	--	2,532
Professional Computer Technology Limited	1,784	--	1,784
Silicon Technology Co., Ltd	939	--	939
Other	333	--	333
	$ 60,910	$ 1,437	$ 62,347

The following table is a summary of our related party revenues and purchases (in thousands):

	Year Ended December 31, 2003	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 3,615	$ --
Apacer Technology, Inc and related entities	1,555	2,361
Silicon Professional Technology Ltd	164,810	--
Grace Semiconductor Manufacturing Corporation	--	12
King Yuan Electronics Company, Limited	--	19,659
Powertech Technology, Incorporated	--	9,280
	$ 169,980	$ 31,312

	Year Ended December 31, 2002	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 2,089	$ --
Acer and related entities (1)	269	--
Apacer Technology, Inc and related entities	899	588
Professional Computer Technology Limited	141	--
Silicon Professional Technology Ltd	140,003	--
King Yuan Electronics Company, Limited	--	18,163
Powertech Technology, Incorporated	--	8,378
	$ 143,401	$ 27,129

	Year Ended December 31, 2001	
	Revenues	Purchases
Silicon Technology Co., Ltd	$ 3,728	$ --
Acer and related entities (1)	5,129	290
Apacer Technology, Inc and related entities	280	626
Ocean Contract Manufacturing Ltd	4,019	--
Professional Computer Technology Limited	76,869	--
King Yuan Electronics Company, Limited	--	21,827
Powertech Technology, Incorporated	--	9,031
	$ 90,025	$ 31,774

(1) Excludes Apacer Technology, Inc. balances.

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

	Decmber 31, 2002		Decmber 31, 2003	
	Accounts Receivable	Accounts Payable and Accruals	Accounts Receivable	Accounts Payable and Accruals
Silicon Technology Co., Ltd	$ 459	$ --	$ 232	$ --
Ambit Microsystems Corp	--	--	--	4
Apacer Technology, Inc and related entities	141	119	400	736
Professional Computer Technology Limited	--	73	--	15
Silicon Professional Technology Ltd	24,648	432	40,588	550
King Yuan Electronics Company, Limited	--	4,285	--	6,896
Powertech Technology, Incorporated	--	2,253	--	2,533
	$ 25,248	$ 7,162	$ 41,220	$ 10,734

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for $939 thousand in cash. Bing Yeh, our president, CEO and Board Director, is also a member of Silicon Technology's board of directors. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products to smaller customers. At December 31, 2003, our investment, which is carried at cost, represented 9% of the outstanding equity of Silicon Technology. Our sales to Silicon Technology were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. We are not obligated to provide Silicon Technology with any additional financing.

Dr. Ronald Chwang, a member of our Board of Directors, is also a director of Ambit Microsystems Corp., which is a related entity of Acer Incorporated, or Acer.

In 2000, we acquired a 10% interest in Apacer Technology, Inc, or Apacer, for $9.9 million in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer. Bing Yeh, our president, CEO and Board Director, is also a member of Apacer's board of directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181 thousand. The investment was written down to $4.4 million during 2002, refer to Note 8 of these Notes to the Consolidated Financial Statements. At December 31, 2003, our investment represented 10% of the outstanding equity of Apacer.

In 2000, we acquired a 15% interest in Professional Computer Technology Limited, or PCT, a privately held Taiwanese company, for $1.5 million in cash. Bing Yeh, our president, CEO and Board Director, is also a member of PCT's board of directors. PCT is one of our stocking representatives. In May 2002, we made an additional investment of $179 thousand in PCT. During 2003, PCT completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, certain numbers of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2003. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. At December 31, 2003 our investment represented 13% of the outstanding equity of PCT. February 2004, we purchased $1.7 million of PCT's European convertible bonds.

PCT and its subsidiary, Silicon Professional Alliance Corporation, or SPAC, earn commissions for point-of-sales transactions to its customers. Commissions to PCT and SPAC are paid at the same rate as all of our other stocking representatives in Asia. In 2001, 2002 and 2003 we paid sales commissions of $1.7 million, $2.5 million and $1.2 million, respectively, to PCT and SPAC. Shipments, by us or our logistics center, to PCT and SPAC for reshipment accounted for 8.5%, 10.3% and 27.3% of our product shipments in 2001, 2002 and 2003. In addition, PCT and SPAC solicited sales, for which they earned a commission, for 13.4%, 19.5% and 12.0% of our shipments to end users in 2001, 2002 and 2003, respectively.

In March 2001, PCT established a separate company and wholly-owned subsidiary, Silicon Professional Technology Ltd., or SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Product shipped to SPT is accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and must pay us whether or not they have collected the accounts receivable.

In 2000, we acquired a 1% interest in King Yuan Electronics Company Limited, or KYE, a publicly held Taiwanese company, which is a production subcontractor, for $4.6 million in cash. A member of our management team holds one supervisor position at KYE. The role and responsibilities of a supervisor are defined and governed by Corporate Law in Taiwan. The investment was made in KYE in order to strengthen the relationship between us and KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2002 and 2003. The investment was written down to $1.3 million during 2001, refer to Note 8 of these Notes to the Consolidated Financial Statements, and is valued at $3.2 as of December 31, 2003 based on the quoted market price. At December 31, 2003, our investment represented 0.5% of the outstanding equity of KYE.

In 2000, we acquired a 3% interest in Powertech Technology, Inc., or PTI, a privately held Taiwanese company, which is a production subcontractor, for $2.5 million in cash. During 2003, PTI completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, certain numbers of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2003. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. At December 31, 2003, our investment represented 3% of the outstanding equity of PTI.

In 2001, we acquired a 9% interest in Grace Semiconductor Manufacturing Corporation, or GSMC, a privately held Cayman Islands company for $50.0 million cash. Bing Yeh, our president, CEO and Board Director, is also a member of GSMC's board of directors. In addition, a member of our management team holds one supervisor position at GSMC. The role and responsibilities of a supervisor are defined and governed by Corporate Law in the Cayman Islands. This investment is carried at cost. GSMC has a wholly owned subsidiary, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, which is a wafer foundry company with operations in China. At December 31, 2003, our investment represented 7% of the outstanding equity of GSMC. In March 2004, we committed to invest an additional $33.2 million in GSMC.

In 2002, we acquired a 6% interest in Insyde Software Corporation, or Insyde, a privately held Taiwanese company, for $964 thousand in cash. Bing Yeh, our president, CEO and Board Director, is also a member of Insyde's board of directors. During 2003, Insyde completed an initial public offering on the Taiwan Stock Exchange. Under Taiwan security regulations, certain numbers of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2003. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. At December 31, 2003, our investment represented 6% of the outstanding equity of Insyde.

12. Employee Benefit Plans:

Profit Sharing Plan:

We have a Profit Sharing Plan under which employees may collectively earn up to 10% of our operating profit, provided that both net earnings before interest income (expense), net provision for (benefit from) income taxes and operating profit are greater than 10% of sales. For purposes of the Profit Sharing Plan, "operating profit" is net revenues less cost of revenues and less operating expenses. The sum paid to any particular employee as profit sharing is a function of the employee's length of service, performance and salary. We plan to pay profit sharing sums, when available, to employees twice a year. No profit sharing was paid in relation to 2001, 2002 or 2003.

401(k) Plan:

We have adopted the SST 401(k) Tax Sheltered Savings Plan and Trust, or the Plan, as amended, which is intended to qualify under Section 401 of the Internal Revenue Code of 1986. The Plan covers essentially all employees. Each eligible employee may elect to contribute to the Plan, through payroll deductions, up to 15% of their compensation, subject to certain limitations. At our discretion, we may make additional contributions on behalf of employees. All employee contributions are 100% vested. During 2001, 2002 and 2003, we matched the first $1,000 of each employees' contribution, for a total of $436 thousand, $405 thousand and $384 thousand, respectively.

SCHEDULE II

SILICON STORAGE TECHNOLOGY, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Write-off of Accounts /Other	Balance at End of Period
Year ended December 31, 2001				
Allowance for doubtful accounts	$ 783	$ 2,251	$ 220	$ 2,814
Allowance for sales returns	$ 8,207	$ 32,227	$ 35,936	$ 4,498
Allowance for excess and obsolete inventories	$ 2,516	$ 73,932	$ 28,701	$ 47,747
Valuation allowance on deferred tax assets	$ --	$ --	$ --	$ --
Year ended December 31, 2002				
Allowance for doubtful accounts	$ 2,814	$ 3,046	$ 1,440	$ 4,420
Allowance for sales returns	$ 4,498	$ 2,842	$ 5,553	$ 1,787
Allowance for excess and obsolete inventories	$ 47,747	$ 9,160	$ 29,466	$ 27,441
Valuation allowance on deferred tax assets	$ --	$ --	$ --	$ --
Year ended December 31, 2003				
Allowance for doubtful accounts	$ 4,420	$ 228	$ 3,530	$ 1,118
Allowance for sales returns	$ 1,787	$ 316	$ 802	$ 1,301
Allowance for excess and obsolete inventories	$ 27,441	$ 6,670	$ 22,894	$ 11,217
Valuation allowance on deferred tax assets	$ --	$ 41,114	$ --	$ 41,114

Management

Bing Yeh: President and CEO

Yaw Wen Hu: Sr. VP, Operations and Process Development

Derek Best: Sr. VP, Sales and Marketing

Michael Briner: Sr. VP, Application Specific Product Group

Isao Nojima: VP, Standard Memory Product Group

Paul Lui: VP, Special Product Group, and President of SST China

Jack K. Lai: VP, Finance and Administration and CFO and Secretary

Board of Directors

Bing Yeh: President and CEO
Silicon Storage Technology, Inc.

Yaw Wen Hu: Sr. VP, Operations and Process Development
Silicon Storage Technology, Inc.

Tsuyoshi Taira: CEO
Tazan International, Inc.

Yasushi Chikagami: Chairman
Arise, Inc.

Ronald Chwang: President
Acer Technology Ventures Management, LLP

Annual Meeting

The annual meeting of shareholders will be held at:
Silicon Storage Technology, Inc.
1020 Kifer Rd
Sunnyvale, CA 94086
at 8:00 a.m., June 4, 2004

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

Independent Accountants

PricewaterhouseCoopers L.L.P.
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

Corporate Counsel

Cooley Godward L.L.P.
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Stock Listing

Silicon Storage Technology, Inc. common stock is traded on the Nasdaq National Market under the symbol SSTI.

Think Beyond Flash.

Think **SuperFlash**.



Silicon Storage Technology, Inc.
1171 Sonora Court, Sunnyvale, CA 94086-5308
Tel: (408) 735-9110 • Fax: (408) 735-9036
www.SuperFlash.com • www.sst.com